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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia Tbk

(Registrant)

Date April 26, 2022	By: /s/ Andi Setiawan
(Signature)

Andi Setiawan
Vice President Investor Relation

fREPORT THEME

Digitalization for A Better and Sustainable Future

Today, we realize that every aspect of human life requires digitization. When the COVID-19 pandemic ends in the future, we believe that digitalization remains important and needed by the community. On the other hand, we understand that digitalization requires the support of digital infrastructure and reliable human resources as an important part of the digital ecosystem. We see that digitalization has so many positive impacts on various economic, social, and environmental aspects.

PT Telkom Indonesia (Persero) Tbk and its Subsidiaries make various efforts to maximize the positive impact of digitalization and minimize the negative impact. Our efforts include implementing sustainability governance and providing the best customer experience for customers. We are also starting to measure and manage our energy and water use, as well as the emissions from digitization. Furthermore, we strive to improve digital literacy and human resource capabilities, not only in companies but also in society as a component of the digital ecosystem. With the theme “Digitalization for A Better and Sustainable Future”, our various commitments and efforts in managing various impacts on sustainability are summarized in this report.

DISCLAIMER

PT Telkom Indonesia (Persero) Tbk or “Telkom” has compiled a 2021 Sustainability Report that presents data and information on economic, social, and environmental sustainability performance. Identification and selection of report content is determined based on the benefits and interests of parties such as investors, government, customers, and employees, while the data and information presented come from various reliable sources.

This report also contains Telkom's forward-looking statements, such as targets, expectations, estimates, or future projections. Although it has been carefully considered, Telkom is aware of the risk of uncertainty over these forward-looking views. Therefore, in line with the implementation of good governance, Telkom reminds the readers that there is no guarantee that the foresight can be fully fulfilled.

Henceforth, the mention of “TelkomGroup” in this report refers to Telkom and its Subsidiaries. However, the term “Telkom” in this report may refer to the context of Telkom in its business scope, not only as an organizational entity.

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ABOUT TELKOM

7	About Telkom
8	Operational Area and Services
9	Achievements and Awards
10	Sustainability Performance Overview
11	Certificates
13	Membership in Association

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ABOUT TELKOM [102-1; 102-2; 102-5, 102-16]

PT Telkom Indonesia (Persero) Tbk or Telkom was founded on November 19, 1991. As Indonesia’s renowned State-Owned Enterprise (BUMN), 52.09% of Telkom’s shares are owned by the Republic of Indonesia while the remaining 47.91% are owned by the public. Telkom is one of the publicly listed companies in the Indonesia Stock Exchange (IDX) with the ticker "TLKM" and the New York Stock Exchange (NYSE) with the ticker "TLK". A company engaged in information and communication technology (ICT) services and telecommunications networks, TelkomGroup's business activities grow and change in line with the development of technology, information, and digitalization, within the corridor of the telecommunications and information industry. Telkom offers the operation and services of telecommunications, information technology networks, while also optimizing the utilization of the Company's resources to produce high-quality and highly competitive goods and/or services in establishing profits and added value through the Company's principle implementation.

In our journey to transform into a digital telecommunication company, TelkomGroup implements customer-oriented business and operational strategies. In addition, TelkomGroup targets to become a leaner and more agile organization in adapting to the rapid changes in the telecommunications industry. This application is also expected to increase efficiency and effectiveness in creating a quality customer experience.

Purpose
To build a more prosperous and competitive nation as well as deliver the best value to our stakeholders.
Vision
To be the most preferred digital telco to empower society.
Mission
1.	Advance rapid buildout of sustainable intelligent digital infrastructure and platforms that is affordable and accessible to all.
2.	Nurture best-in-class digital talent that helps develop nation’s digital capabilities and increase digital adoption.
3.	Orchestrate digital ecosystem to deliver superior customer experience.

From 2020 until present days, Telkom has categorized its business into three Digital Business Domains, namely:

1.

Digital Connectivity: business and technology covering fiber to the x (FTTx), 4G, 5G, software-defined networking (SDN)/network function virtualization (NFV), satellite, connectivity infrastructure (such as tower, submarine cable, infrastructure & network service, power, etc)

2.

Digital Platform: business and technology covering data center (including CDN), cloud, internet of things (IoT)/machine to machine (M2M), big data/artificial intelligence (AI), cyber security, payment/blockchain

3.	Digital Services: business and technology which includes games, video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing, health, and others

Complete information about the Digital Business Domain, product and service descriptions, as well as our customers and partners is available at www.telkom.co.id.

Connectivity and communication are essential for all Indonesians anywhere and anytime during the COVID-19 pandemic, where the activities are mostly carried out online from home. This is in line with the positive growth in the number of internet users and connected mobile devices as well as the increasing volume of data traffic. Mobile and digital connectivity allows access to essential aspects of society, such as education, health, employment, finance, and Government services, even face-to-face interactions during online meetings. TelkomGroup with the spirit of 'Together to build the nation, digitally accelerate Indonesia', is committed to supporting Government programs in the context of accelerating and expanding regional digitization. With the increasing number of people relying on digital communication and access every year, businesses that TelkomGroup carries out will contributes and increase their impact to the achievement of the Sustainable Development Goals (SDGs), especially Goal Number 9 is related to Industry, Innovation, & Infrastructure, namely ‘Build resilient infrastructure, promote inclusive and sustainable industrialization, and foster innovation.’

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OPERATIONAL AREA AND SERVICES [102-4; 102-6; 102-7; 102-8]

7	Telkom Regional Offices
61	Telecommunications Areas
387	Plasa Telkom Outlets
10	Global offices in Singapore, Hong Kong, Timor Leste, Australia, Malaysia, Taiwan, USA, Myanmar, New Zealand, and Dubai.

18	International GraPARI in Hong Kong, Taiwan, and Timor Leste.
396	GraPARI in Indonesia, including **9** GraPARI TelkomGroup in Medan, Pematang Siantar, Pangkal Pinang, Palembang, Tangerang, Jakarta, Bandung, Surabaya, and Sorong.
174	Mobile GraPARI Units.
750	IndiHome Sales Car Units.

170,885 km	Fiber Optic Backbone Network
120	Point of Presence (PoP)
2	Satellites with a total capacity of 109 TPE

251,116	Mobile Network BTS
36,761	Towers
390,976	Wi-Fi Access Point

Merah Putih (108°BT)
Telkom-3S (118°BT)
EIG
IMEWE
BBG
SEA-ME-WE 5
SEA-ME-WE 4
IGG
SJC
SMPCS
APCN-2
C2C
JUS
UNITY
FASTER
TNG-IA
SEA-US
AAG
GUA
HWI
SLO
TOR
CHG
NYK
SJ
LAX
SP
JKT
SBY
DPS
DIL
DUM
BTM
SG
BSW
TYO
TWN
Point of Presence (PoP)
International Direct Dialing (IDD)
Submarine Fiber Optic SEA-ME-WE 4
Submarine Fiber Optic SEA-ME-WE 5
Submarine Fiber Optic APCN-2
Submarine Fiber Optic EIG
Submarine Fiber Optic SEA - US
Submarine Fiber Optic IGG
Submarine Fiber Optic SMPCS
Telekomunikasi Indonesia Internasional (TELIN)

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ACHIEVEMENTS AND AWARDS

ESG	A Rating, MSCI ESG Rating
CIS-2 (Neutral-to-low) Rating, ESG Credit Impact Score (CIS) from Moody’s Investors Service
Best BUMN predicate in the 12th IICD Corporate Governance Award
Top GCG In Telecommunication Sector 2021 at the 2021 Top GCG Awards from The Iconomics
Excellence Good Corporate Governance Implementation on Strengthening the Company’s Business Lines in the category of Information, Technology, and Communication from Warta Ekonomi
1st Best Good Corporate Government Awards 2021 award from the Minister of Manpower of the Republic of Indonesia
Indonesia’s SDGs Awards 2021 from CFCD
Index	Index Weight 14.21%, Top ten constituents in IDX ESG Leaders January 2021
Index Weight 9.85%, Top ten constituents in IDX SRI-KEHATI January 2021
CSR	#Star5, Top Leader on CSR Commitment 2021 (Ririek Adriansyah) at the 2021 TOP CSR Awards from Top Business
Platinum Champion in CSR Program at the 2021 BISRA (Business Indonesia Social Responsibility Awards) from Business Indonesia
Caring for MSME and Digital Learning Award, at the 2021 Teropong Senayan CSR Awards from Teropong Senayan
TOP CSR of the Year 2021 from Tras n Co & Infobrand
Excellence in CSR Strategy (Silver) at the 2021 HR Excellence Awards from HR Excellence
Index 86.01%, measurement of CSR Index by the Company
Human Capital	#299 World’s Best Employer from Forbes
The Most Innovative CEO 2021 (Ririek Adriansyah) at the Best SOE 2021 organized by Infobank
Honorable Mention – Gender Inclusive Work Place pada Women’s Empowerment Principles 2021 from UN Women
Best Company to Work for at the 2021 HR Awards dari HR Asia Singapore
Customer Service	IndiHome, the Most Famous Fixed Broadband with the Widest Coverage and the Best Customer Service in Indonesia at the 2021 Indonesia Digital Innovation Awards by Warta Ekonomi
Silver Stevie Winner Award for the Innovative Use of Technology in Customer Service; Public Enterprise at 2021 Indonesia Digital Innovation Awards

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SUSTAINABILITY PERFORMANCE OVERVIEW [102-7; 102-8]

In 2021, TelkomGroup recorded a Rp143,210 billion revenue and Rp24,760 billion net profit of the year	We involve local suppliers in the supply chain as a contribution to the economic recovery in Indonesia. Total expenditure for suppliers is Rp30,498 billion	We distribute a part of our generated economic value to support community development and other donations worth Rp223.3 billion

TelkomGroup utilizes alternative energy sources that are environmentally friendly in the form of Fuel Cells and Solar Cells (solar power)

A total of 216 Fuel Cell BTS, 847 BTS has utilized Solar Cell in 2021

Consumer Customer Satisfaction Index 89.38% Enterprise Customer Satisfaction Index 97.90%	The existence of Telkom is supported by 23,756 qualified people who are part of the company; demonstrating equality and diversity through 29.1% women representation in the workplace	24.6 hours Average hours of training per employee per year	15.9% Electrical energy reduction 16% Carbon emission reduction 362 thousand reams Reducing paper usage

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CERTIFICATES

Telkom has various certifications as a form of commitment to provide the best services for customers and implement international standards. Following is the list of TelkomGroup certifications and ISO:

No.	Recipient	Year	Certification	Institution Provider	Validity Period
1.	Telkom	2018	SNI ISO/IEC 27001:2013	TUV Rheinland	2021
		2018	ISO 9001:2015 QMS	TUV Rheinland	2021
		2018	ISO 27001:2013 ISMS	TUV Rheinland	2021
		2018	ISO 22301:2012 BCMS	TUV Rheinland	2021
		2018	ISO 20000-1:2011 ITSMS	TUV Rheinland	2021
		2020	ISO 37001:2016 Anti-Bribery Management System	Sucofindo	2023
2.	Telkomsel	2013	ISO/IEC 27001:2013	BSI	2022
		2014	ISO 9001:2015	TUV-NORD	*)
3.	AdMedika	2019	ISO/IEC 27001:2013	British Standards Institutions (BSI)	2022
		2019	ISO/45001:2008 Standard	MSC Global	2022
		2020	ISO 9001:2015 Standard	MSC Global	2023
4.	MD Media	2018	IT IL Foundation Certificate in IT Service Management	IT IL Foundation	Applied onwards
5.	Infomedia	2016	ISO 27001:2013	TUV NORD Indonesia	**)
6.	Telkom Sigma	2016	EMS ISO 14001:2015	British Standards Institutions (BSI)	2022
		2016	BS OHSAS 18001:2007	British Standards Institutions (BSI)	2021
		2016	PAS 99:2012	British Standards Institutions (BSI)	2022
		2016	ISO 27001	British Standards Institutions (BSI)	2022
		2016	ISO 9001:2015	British Standards Institutions (BSI)	2022
		2017	Payment Card Industry Data Security	TUV Rheinland	2021
		2017	Data Center Tier III	Uptime Institute	Applied onwards as long as there are no changes
		2018	Data Center Tier IV	Uptime Institute	Applied onwards as long as there are no changes
		2020	Data Center Certificate of Conformance Constructed Facilities ANSI/TIA-942-B:2017 Rate 3	EPI	2023
7.	Telin	2020	ISO 27000-1:2013	Intertek	2023
		2022	ISO 20000-1:2018	Intertek	2024
		2022	ISO 22301:2019	Intertek	2025
		2022	ISO 45001:2018	British Standards Institutions (BSI)	2023
8.	Telin Singapore	2020	SS 564 for Telin-3 Data Centre	TUV SUD	2023
		2020	ISO 50001 Energy Management System for Telin-3 Data Centre	TUV SUD	2023
9.	TelkomProperty	2019	ISO 9001: 2015	LLOYD Register	2022
		2019	OHSAS 18001:2007	Sucofindo	2022
		2019	SMK3	Sucofindo	2022
10.	Telkomsat	2017	BS OHSAS 18001:2007	TUV Rheinland	2020
		2019	ISO 9001:2015	TUV Rheinland	2022
11.	Telkom Akses	2019	CIQS 2000:2018	Telkom Professional Certificate Center (TPCC)	2022
		2020	ISO 9001:2015	British Standards Institutions (BSI)	2022
		2020	ISO 45001:2018	British Standards Institutions (BSI)	2023
		2020	ISO 27001:2013	British Standards Institutions (BSI)	*)

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No.	Recipient	Year	Certification	Institution Provider	Validity Period
12.	PINS	2018	ISO 9001:2015	URS Services Indonesia	2021
		2019	CIQS 2000:2009	Telkom Professional Certification Center (TPCC)	2022
		2020	ISO 14001:2015	Quality Sertification Services	2023
		2020	OHSAS 18001:2007	Quality Sertification Services	2023
13.	Dayamitra Telekomunikasi	2019	ISO 9001:2015	SGS	2022
14.	TelkomTelstra	2019	ISO/IEC 20000 Service Management System	Intertek	**)
15.	TelkoMedika	2018	SNI ISO 9001:2015	International Certification Service Management	2021
		2018	SNI ISO 14001:2015	International Certification Service Management	2021
		2018	SNI ISO 45001:2015	International Certification Service Management	2021

Remarks:

*)	Update process every year.
**)	On renewal process.

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MEMBERSHIP IN ASSOCIATION

In order to improve understanding and management of sustainability issues, Telkom supports and is involved in associations, both at home and abroad, that are actively engaged in realizing sustainability. The following associations include:

No.	National	Member
1.	Masyarakat Telematika Indonesia (MASTEL)	Telkom, Telkomsat, TelkomMetra, Infomedia, AdMedika, Mitratel, Telkomsel
2.	Asosiasi Kliring Trafik Telekomunikasi (ASKITEL)	Telkom, Telkomsel
3.	Asosiasi Penyelenggara Jaringan Internet Indonesia (APJII)	Telkom, Telkomsat, TelkomMetra, Telkomsel
4.	Asosiasi Telekomunikasi Seluruh Indonesia (ATSI)	Telkom, Telkomsel
5.	Indonesia Telecommunication Users Group (IDTUG)	Telkom
6.	Asosiasi Penyelenggara Pengiriman Uang Indonesia (APPUI)	Telkom, Finnet, Telkomsel
7.	Asosiasi Sistem Pembayaran Indonesia (ASPI)	Telkom, Finnet, Telkomsel
8.	Asosiasi Penyelenggara SKKL Seluruh Indonesia (ASKALSI)	Telkom
9.	Indonesia Mobile Content Association (IMOCA)	Telkom
10.	Asosiasi Televisi Swasta Indonesia (ATVSI)	Telkom
11.	Asosiasi Satelit Indonesia (ASSI)	Telkom, Telkomsat
12.	Forum Komunikasi Satuan Pengawas Internal (FKSPI)	Telkom
13.	Asosiasi Gabungan Pelaksana Konstruksi Nasional Indonesia (GAPENSI)	Graha Sarana Duta, Telkomsat, Mitratel
14.	Keanggotaan Green Building Council Indonesia (GBCI)	Graha Sarana Duta
15.	Keanggotaan Persatuan Perusahaan Real Estate Indonesia (REI)	Graha Sarana Duta
16.	Asosiasi Gabungan Rekanan Konstruksi Indonesia (GARANSI)	Graha Sarana Duta
17	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Graha Sarana Duta
18.	Asosiasi Perusahaan Klining Servis Indonesia (APKLINDO)	Graha Sarana Duta
19.	Keanggotaan Kamar Dagang dan Industri (KADIN)	Telkom, Graha Sarana Duta, Telkomsat, Infomedia, Nutech, AdMedika, Bosnet, Swadharma Sarana Informatika (SSI)
20.	Asosiasi Perawatan Bangunan Indonesia (APBI)	Graha Sarana Duta
21.	Asosiasi Kontraktor Ketenagalistrikan Indonesia (AKLINDO)	Graha Sarana Duta
22.	Asosiasi Pengelola Gedung Badan Usaha Milik Negara (APG BUMN)	Graha Sarana Duta
23.	Indonesia Cyber Security Forum (ICSP)	Telkom
24.	Asosiasi Inkubator Bisnis Indonesia	Indigo Creative Nation
25.	Asosiasi Perusahaan Nasional Telekomunikasi (APNATEL)	Telkom, Telkom Akses
26.	Asosiasi Perusahaan Teknik Mekanikal Elektrikal (APTEK)	Nutech, Swadharma Sarana Informatika (SSI)
27.	Asosiasi Perusahaan Pengadaan Komputer Dan Telematik Indonesia (ASPEKMI)	Nutech, Infomedia, Swadharma Sarana Informatika (SSI)
28.	Asosiasi Pengusaha Indonesia (APINDO)	Infomedia
29.	Asosiasi Bisnis Alih Daya Indonesia (ABADI)	Infomedia
30.	Indonesia Contact Center Association (ICCA)	Infomedia
31.	Asosiasi Cloud Computing Indonesia	Telkomsigma
32.	Asosiasi Data Center Indonesia (IDPRO)	Telkomsigma
33.	Asosiasi PMOI (Project Management Office Professional Indonesia)	Telkomsigma
34.	Asosiasi Badan Usaha Jasa Pengamanan Indonesia (ABUJAPI)	Swadharma Sarana Informatika (SSI)
35.	Asosiasi Perusahaan Jasa Pengolahan Uang Tunai Indonesia (APJATIN)	Swadharma Sarana Informatika (SSI)
36.	Asosiasi Perusahaan Dan Konsultan Telematika Indonesia (ASPEKTI)	Swadharma Sarana Informatika (SSI)
37.	Asosiasi Perusahaan Perdagangan Barang Distributor, Keagenan Dan Industri (ARDIN)	Swadharma Sarana Informatika (SSI)
38.	Asosiasi Fintech (AFTECH)	Finnet, Telkomsel
39.	Asosiasi E-Commerce Indonesia (idEA)	Finnet
40.	Ikatan Ahli Ekonomi Islam Indonesia (IAEI)	Telkom
41.	Masyarakat Ekonomi Syariah (MES)	Telkom
42.	BUMN Muda	Telkom
43.	Business 20 (B20)	Telkom
44.	Forum Human Capital Indonesia (FHCI)	Telkom

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No.	National	Member
45.	Asosiasi Pengembang Menara Telekomunikasi (ASPIMTEL)	Mitratel
46.	Asosiasi IoT Indonesia (ASIOTI)	Telkomsel
47.	Asosiasi Emiten Indonesia (AEI)	Telkom
48.	Himpunan Jasa Konstruksi Indonesia (HJKI)	Telkom Akses
49.	Ikatan Akuntansi Indonesia (IAI)	Telkom

No.	International	Member
1.	International Telecommunication Union (ITU)	Telkom
2.	International Telecommunications Satellite Organization (ITSO)	Telkom
3.	International Telecommunications Satellite (INTELSAT)	Telkom
4.	International Marine / Maritime Satellite (INMARSAT)	Telkom
5.	Asia Pacific Telecommunication (APT)	Telkom, Telkomsel
6.	Asia Pacific Economic Cooperation (APECTEL)	Telkom
7.	TM Forum	Telkom, Telkomsel
8.	ASEAN CIO Association (ACIOA)	Telkom
9.	Wireless Broadband Alliance (WBA)	Telkom
10.	Asia-Pacific Satellite Communications Council (APSCC)	Telkomsat
11.	Asia Pacific Network Information Centre (APNIC)	Telkomsel
12.	Bridge Alliance	Telkomsel
13.	Global System for Mobile Communications Association (GSMA)	Telkomsel
14.	PMO Global Alliance (PMOGA)	Telkomsigma

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MESSAGE OF THE PRESIDENT DIRECTOR [102-14; 102-15]

TelkomGroup continuously provides economic benefits for its shareholders, suppliers, contractors, employees, and the general population	Revenue Increase 4.9 YoY	Net Profit Increase 19.0 YoY

“This excellent operational performance demonstrates the ability of the Board of Directors to understand the industry through the creation and implementation of relevant work programs, in order to realize the Company’s vision and mission to transform it into a digital telco company that can provide the best digital experience for its customers.”

Esteemed Stakeholders,

The impact of the COVID-19 pandemic has changed the way we live and work, affecting the way companies operate. It has even accelerated digital adoption in all communities. The changes in behavior and social interactions towards the virtual have necessitated a continuous connection for work, school and other activities without hindrance. TelkomGroup understood the importance of concrete actions to support sustainable activities and addressed the demands for inclusive communication and digitalization for the general public.

Throughout the pandemic, TelkomGroup kept up and continued with its role in providing a positive impact for stakeholders. We also managed the environmental, social, and governance (ESG) aspects to create shared value for the company, all stakeholders and the environment. In its 2021 Sustainability Report, Telkom has featured several measures that it has made to improve its economic, social, environmental, and sustainable governance performances. Through this report, we have not only demonstrated a sustainable business performance, but we’ve also continued to provide value, contributed to improving lives and communities through our sustainability initiatives, as well as protected the environment.

TELKOM’S SUSTAINABILITY JOURNEY

Telkom aligns its sustainability initiatives with the company's vision and mission as well as the implementation of a digital transformation. The society's need for digital technology, along with various innovations and developments, will only continue to increase. Consequently, TelkomGroup needs to strengthen its overall digital technology infrastructure to meet the needs of the community. Moreover, we are a major supporter of the development of the digital economy in Indonesia.

The sustainability initiatives undertaken by Telkom are made to create shared value, to support the achievement of the Sustainable Development Goals, and to provide a sustainable impact. In line with Telkom’s business framework and sustainability efforts, we strive to develop and expand our digital-based telecommunications infrastructure to all regions of Indonesia, including the 3T regions (Frontier, Remote, Disadvantaged), so that all communities can take advantage of the social and economic impact. We involve stakeholders in mutually beneficial synergies to carry out innovations or collaborations in order to build a digital economy, while still prioritizing the management of social and environmental aspects. The social aspects, that we manage in accordance with applicable policies and regulations, include employment; Human Rights; Occupational Safety and Health (K3); competency development; gender representation in the workplace; addressing consumer complaints; and community empowerment. Our sustainability initiatives also encompass environmental aspects such as decreasing energy consumption; using renewable energy; reducing emissions; implementing waste management; reducing water use; and reforestation. The implementation of these sustainability initiatives is supported through supervision and the commitment to report its performance achievements annually through the Sustainability Report.

SUSTAINABILITY PERFORMANCE ACHIEVEMENTS

The sustainability performance covers economic, social, environmental and governance aspects. From the economic side, TelkomGroup recorded a revenue of Rp143,210 billion, up 4.9% compared to last year. TelkomGroup continuously provides economic benefits to the Government, investors and shareholders, suppliers, contractors, employees, and the community. In the supply chain, of the total suppliers we work with 95.2% are local suppliers, with a procurement value of Rp30.5 trillion.

From the social aspect, we have implemented a Flexible Working Arrangement (FWA); ensured occupational safety and health; increased the role of women in the company; developed employee competencies; and carried out fair labor management. We respect Human Rights. We pay attention to the needs of our customers as well as address their complaints. In connection to customer data security and sensitivity, TelkomGroup continues to

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be committed in maintaining the confidentiality of our customer data. Additionally, TelkomGroup pays considerable attention regarding the swiftness of its handling of any technological disruptions to ensure and provide the best experience for customers. Being part of the community means that TelkomGroup has also implemented community empowerment programs that are aligned to support the Sustainable Development Goals.

From the environmental aspect, Telkom has invested in building a telecommunications infrastructure using environmentally friendly equipments and renewable energy sources. As energy consumption will produce Greenhouse Gas (GHG) emissions, Telkom has therefore implemented an environmentally friendly work culture, including the reduction of energy consumption and the implementation of various digital applications that lessen paper use. These are expected to help reduce carbon emissions. An environmentally friendly culture also includes waste and water management. TelkomGroup pays attention to the management of its electronic equipment and devices after these are no longer in use and works closely with vendors to manage electronic waste. To support water conservation, we have conducted a water-saving campaign at our offices.

In terms of governance, we have always carried out sustainable governance. In the context of sustainability, it has begun to be integrated into the implementation of the principles of good corporate governance. We practice fair and ethical business operations. We continue to enforce anti-corruption, anti-bribery, and anti-fraud measures which we not only apply to employees, but also to our business partners and other relevant stakeholders.

MEASURES FOR THE FUTURE

The pandemic has had an impact on the rapidity of digital adoption; however it is also important to consider its even distribution: how many of the vulnerable communities can enjoy access to telecommunication networks and digitalization? In general, limited mobility/transport in several regions in Indonesia is still an impediment to the economic growth and the improvement of the lives of those in remote communities. There are still many vulnerable groups are currently left behind. This is partly due to connectivity constraints, making them unable to connect or carry out transactions which in turn makes them feel isolated and adds to their difficulties on a day-to-day basis. Therefore, TelkomGroup will not stop pursuing various innovations in its sustainability activities. This is also a form of corporate responsibility to the communities and the environment. To ensure the success of the future achievements of Telkom’s sustainability initiatives and their proper implementation, we also need to continue on improving sustainability governance; developing a process for monitoring and evaluating sustainability activities; as well as integrating environmental, social and governance issues into the Company’s business strategies.

CLOSING

We will always face challenges; however, we need to be optimistic in order to keep moving forward. TelkomGroup remains optimistic and passionate about mapping the direction of its sustainability measures. Through synergies, collaborations between Subsidiaries, partners, the Government, and others, our common desire for a better future will be realized. TelkomGroup would like to express its appreciation to our stakeholders for their help and support. We would also like to thank the members of the Board of Commissioners and the Board of Directors, as well as the management and employees, who have contributed to the achievements of Telkom's sustainability performance. With our synergies and sustainability initiatives are continuously being developed, TelkomGroup believes it will continue to provide value to the society, the country’s development, and environmental sustainability in the future.

Jakarta, April 26, 2022

/s/ Ririek Adriansyah

Ririek Adriansyah

President Director

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TELKOM AND THE SUSTAINABILITY

18	Telkom’s Sustainability Strategy and Pillar
20	Management Approach to Sustainability
23	Stakeholder Engagement
25	Material Topics

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TELKOM’S SUSTAINABILITY STRATEGY AND PILLAR

SUSTAINABILITY STRATEGY

As a leading telecommunications company in Indonesia, TelkomGroup is committed to connecting people and making it easier for our customers to connect, creating jobs, and opportunities for the community, while also continuing to innovate to enable competition in the digital era. We are continuously reviewing our sustainability strategy in managing risks and taking advantage of current opportunities, as well as planning the sustainability targets we want to achieve in the future. Our sustainability strategy focuses on five pillars, namely Ethics, Human Capital, Environment, Society, and Performance Growth.

PILLARS OF SUSTAINABILITY

The implementation of sustainability at Telkom is focused on five pillars.

	Ethics	Performance Growth	Human Capital	Community	Environment
Purpose/ Target	Support all pillars on governance and compliance	Strengthening and transforming business model and operations while driving innovation and digitization to support sustainable business	Managing human capital while still paying attention to social aspects	Striving to meet customer needs and have a positive impact on society	Transformation and innovation that supports environmental preservation
Description

TelkomGroup management is committed to being the partner of choice for our customers, suppliers, joint ventures, and the communities in which we operate. In practice, we apply ethical business.

All Telkom personnel are required to support this commitment through real implementation in their daily work. Increasing awareness of business ethics and ethical behavior is carried out through training and socialization to build sustainable communication.

Telkom always carries out responsible operations and demonstrates consistent and resilient performance in facing global challenges and changes.

We are strengthening and transforming our business and operating models through digitization and a lean structure to support the company's operational and economic performance.

Telkom personnel are our partners in achieving business and operational success. Our human resources are driven by a shared passion to innovate and transform into a digital telecommunication company. HR management prioritizes social aspects, such as fair recruitment, equality, diversity, healthy industrial relations, occupational health & safety implementation, human rights, as well as career and self-development.

Telkom cares about customer satisfaction with our products/services and is responsible for the social impact of our operating activities. We manage social issues through innovation, philanthropy, community empowerment programs, social investment, infrastructure, and other assistance as a form of social responsibility.

Telkom strives to operate sustainably with the least negative environmental impact. Telkom understands the importance of creating an environmentally friendly work culture in the company’s and subsidiaries’ operation to enable a consistent internal program. In addition, we also seek to expand the scope of our environmental management externally.

Support SDGs

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BUILDING A SUSTAINABILITY CULTURE

Telkom emphasizes a culture of sustainability that emphasizes attention to environmental, social, and governance (ESG) aspects in each of its business policies. In addition, Telkom seeks to build a culture that encourages responsible thinking and behavior through programs carried out with the community as well as within the company.

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MANAGEMENT APPROACH TO SUSTAINABILITY [103-1; 103-2; 103-3]

ETHICS

TelkomGroup is committed to realizing its corporate values in every business activity and being the prime mobilizer of growth through ethical and responsible operations. To maintain sustainable growth, Telkom and its Subsidiaries have various guidelines that form our basis for implementing good governance. This commitment is stated in the Resolution of the Board of Directors No. PD.201.01/r.00/PS150/COP-B04000000/2014 concerning Business Ethics within the TelkomGroup. The outline of Business Ethics within the TelkomGroup includes Commitment to Customers; Commitment to Partners; Commitment to Competitors; Commitment to the Social Community; and Commitment to Employees.

Our governance practices include:

•	Risk management that refers to ISO 31000:2018 as a form of implementation of prevention;
•

Establishment of organization, the establishment of formal procedures and systems, as well as conducting internal and external audits based on ISO 37001:2016 Anti-Bribery Management System (ABMS); as well as

•	Launched the Telkom Integrity Line, which is a reporting service for alleged violations that collaborates with independent parties to receive, distribute, and process complaint resolutions.

We are also committed to the practice of anti-corruption, anti-gratification, anti-fraud, fair business competition, protection of customer data privacy, as well as implementing fair and transparent procurement management practices that support the involvement of local parties and prioritize the use of domestic products.

5 awards related to the implementation of GCG	24 information security system certifications attended by 376 employees	Selection of suppliers includes assessment of aspects of Quality, Cost, Delivery, and Service (QCDS)	As of the end of 2021, TelkomGroup's TKDN achievement amounted to around 74.9% of OPEX spending

PERFORMANCE GROWTH

The quality of products and services is a material factor that we consider the most important in running a business. With good quality products and services, we can maintain customer satisfaction for the Company’s sustainability.

The main foundations in the telecommunications business are connectivity, platforms, and services. We carry out risk mitigation and continuous improvement towards the network, information technology, and cyber security disruptions to ensure the readiness of our production equipment. We also evaluate provided services through measurement by external parties and provide a complaint channel for all our customer segments. Telkom also continues to develop innovation and digitalization to build services based on customer needs for an extensive customer experience.

Our ability to run the Company will be based on the achievement of its economic performance. TelkomGroup is committed to providing strong financial performance and shareholder returns through sustainable growth. We are always pushing for sustainable long-term value enhancement both in existing businesses and through specific business platform expansion initiatives.

Revenue increase 4.9% YoY	Net profit for the year up 19.0% YoY	EBITDA Margin reached 52.9%	Increase in the number of IndiHome fixed broadband subscribers by 7.3% Increase in the number of cellular subscribers 3.8%

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HUMAN CAPITAL

The existence of TelkomGroup aims to create sustainable value not only for our shareholders, but also how we help our employees to grow and develop. Therefore, we strive to create creative, dynamic, and fun human resources according to TelkomGroup employee value proposition. In addition, we also respect and manage the inherent social aspects in managing our human resources and operations. TelkomGroup implements the practice of gender equality, nondiscriminatory competency improvement, respect for human rights, healthy industrial relations, and occupational health and safety. During the adaptation to the new normal, we seek to retain and invest in our people, build a safe work environment, and equip them with the skills for the workforce of tomorrow.

Rp148.9 billion for education and training programs during 2021	24.5% women in managerial positions	86.59% employee engagement index in 2021	#299 World's Best Employer from Forbes and Best Company to Work for at 2021 HR Awards from HR Asia Singapore

COMMUNITY

Telkom always wants to bring positive impacts to the entire community. Besides responding to the increasing demand for digital services, Telkom has modernized infrastructure in several areas. It includes Modern Broadband City to support government programs related to the broadband provision and wider access, which is expected to support economic growth. TelkomGroup's investment in digital telecommunications infrastructure includes fiber optic on land, submarine cable at sea, and satellite in the air. We ensure that the electronic devices accompanying TelkomGroup's products and services comply with regulations in Indonesia and ensure security for customers. In addition, TelkomGroup runs the Telkom Integrated Quality Assurance (TIQA) program as a form of product and service guarantee to consumers.

On the other hand, the positive impact on community is not only realized through products and services, but also other social values. The general policy for implementing corporate social responsibility is regulated in the Board of Directors Regulation Number: PD. 703.00/r.00/HK200/ CDC-A1000000/2021, regarding Corporate Social Responsibility. In compiling and designing CSR programs, Telkom encourages an active role to the community and other relevant stakeholders, to project a sense of participation into the implemented program instead of a mere target for the activities.

The infrastructure owned by TelkomGroup has reached 95% of the population in Indonesia, including in the 3T (Lagged, Frontier, Outermost) areas, all of which are commercial	CSR Index 2021 reached 86.01%	The number of beneficiaries of the empowerment program in 2021 reached 5,370 MSMEs	The total distribution of funds for Micro and Small Enterprises (MSEs) is Rp223.28 billion and the distribution of funds to the CSR program is Rp124.76 billion

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ENVIRONMENT

Although operations do not have direct contact with the environment, Telkom continues to make efforts to contribute to environmental conservation by minimizing the impact of the telecommunications industry on the environment. Several environmental aspects include energy consumption and emissions resulting from the operation and use of technological equipment. TelkomGroup also sees the importance of waste management, especially electronic waste when the technical equipment is used up. Some of the implemented programs include energy efficiency activities, use of renewable energy, waste management, water consumption & management, and the use of more energy-efficient hardware. The implementation of environmental policies is carried out collectively and supervised by the head of the relevant unit.

15.9% reduced electricity consumption in 2021 compared to 2020	16% total greenhouse gas emission reduction in 2021 compared to 2020	Installation of solar cell panels at 615 Mitratel site locations and 232 Telkomsel site locations	Telkom received Indonesia's SDGs Awards 2021 from the CFCD

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STAKEHOLDER ENGAGEMENT [102-40; 102-42; 102-43; 102-44]

Stakeholders have an influence on Telkom's sustainability. We maintain good relations with stakeholders and identify stakeholder groups based on aspects of responsibility, impact, dependence, proximity, and representation. By building good relationships with stakeholders, we are able to identify topics of significant concern to them so that we can respond effectively to their needs and concerns.

Employees

Our employees are our valuable asset. The relationship that is built with employees is supported by their involvement in regular meetings with management, annual trainings, Sekar-Telkom, PKB negotiations every two years, as well as through the Employee Complaint Center. From these various engagements, we pay attention to the needs and concerns of employees and try to respond according to the ability of the Company. Issues that are of concern to employees include career path, clarity of rights and obligations, remuneration and other benefits, competency improvement, and other employment aspects.

Customers

Customers really have an impact on Telkom's business continuity. We build strong relationships with customers to achieve the Company's vision. Therefore, we build communication and engage customers through understanding their needs. A customer satisfaction survey is conducted at least once a year. In addition, we welcome customer feedback through the Customer Complaint Center. Topics that are of concern to customers include network connections and coverage, ease of complaint resolution, data security and confidentiality, and excellent service.

Shareholders and Investors

The involvement of the relationship with shareholders occurs regularly through the Annual General Meeting of Shareholders (GMS), Extraordinary GMS and quarterly performance explanations. In addition, investor involvement also occurs during meetings with investors through Conferences and/or Non-Deal Roadshows and other scheduled meetings. The needs and concerns of shareholders and investors include the Company's performance, good corporate governance practices, and business development

Government

In running its business, Telkom always complies with government regulations. The relationship that is built with the government is mainly through regular meetings with the Ministry of SOEs and Ministry of Communication and Information. In addition, the relationship is established through hearings with the DPR and working visits which are carried out according to a set schedule. From meetings with representatives from the government, Telkom identified their needs and concerns, including legal compliance and reporting, ethical operating practices, and the establishment of harmonious and constructive relationships.

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Work Partners

We involve partners in the supply chain. Meetings aimed to build good relations with business partners occur through supplier performance assessments, meetings during tender and procurement contracts, vendor/supplier selection and management, as well as further procurement processes. The frequency of these activities is quite intense in a year according to the needs of both parties. From the relationship we have with our partners, Telkom has identified matters of concern to them for us to respond to, including a fair and transparent procurement process, an objective selection and evaluation process, implementation of work that meets OHS standards, accurate and understandable administrative procedures, as well as a good and sustainable cooperation.

Community

We actively seek input and feedback from the public throughout the Telkom value chain. We involve them in good relations through deliberation in planning community empowerment activities, implementing activities and monitoring program realization. Community empowerment and other philanthropy programs are carried out every year. From the engagement, we identified several communities needs and concerns, namely harmonious relationships, positive contributions to their economic and social life, as well as participation in other programs including environmental conservation activities.

Mass Media

Telkom has good relations with the media both nationally and regionally/locally and seeks feedback from them. The involvement of the mass media in our business includes press releases, media gatherings, press conferences, and press briefings which are conducted as needed at least once a year. Their concerns include the accuracy of the news object, the latest information, as well as the transparency of operational, financial, and nonfinancial conditions.

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MATERIAL TOPICS [102-47]

TelkomGroup follows global trends, including issues related to ESG and sustainability. In this report, we present material topics that we consider influential according to stakeholders’ needs; ensuring the right strategic direction and comprehensive assessment towards the Company’s most significant sustainability issues. This awareness is critical to identifying, managing our sustainability risks and opportunities, and to creating long-term value.

MATERIAL TOPICS BOUNDARIES AND IMPACTS [103-1; 102-46]

Customer data protection and privacy is a material topics managed by TelkomGroup as it relates to customer trust towards our products and services. On the other hand, protection and privacy are part of human rights and have a part in affecting customer satisfaction and the Company's reputation. Stakeholders affected by this topic include:

•	Employees at TelkomGroup who are required to support efforts to protect customer data privacy;
•	The government that regulates customer data protection and privacy policies;
•	Customers who have high attention to their data and privacy;
•	Shareholders and investors whose decision-making is based on the Company’s reputation.

The quality of products and services is a material topic for TelkomGroup as it is closely related to the management of systemic risk and technological disruption. In addition, Telkom as a technology service provider must manage the risk of technological disruption considering its effect on the technological network and customer services quality. Stakeholders affected by this topic include:

•	All employees in the TelkomGroup who have a role in operations to maintain the management of the quality of products and services;
•	Customers who use Telkom's products and services;
•	Shareholders and investors who pay attention to KPIs related to the quality of Telkom's products and services.

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Innovation and digitization is a material topics because they are related to TelkomGroup's commitment to digital transformation. The Company continues to encourage innovation to support product and service quality, as well as technology development and digitalization that can support the efficiency and sustainability of the TelkomGroup. Stakeholders affected by this topic include:

•	Shareholders as decision-makers in supporting the development of innovation and digitalization;
•	All employees in the TelkomGroup in the developing innovation and digitization;
•	Customers who use Telkom’s products and services;
•	Work partners and creditors who are involved in our innovation and digitization development efforts.

Performance growth is a material topic. Telkom has a large economic contribution through operational costs, taxation, dividends, and community empowerment that is beneficial for the state and the general public. The achievement of economic performance will impact on all Telkom stakeholders.

Occupational health and safety (HSE) is a material topic because Telkom has a fairly high job risk in certain areas (e.g. high altitudes or high-voltage electricity areas). This topic is important because the workplace risk involves workers’ safety that must be properly guaranteed. The stakeholders affected by this topic are all employees in the TelkomGroup.

Anti-corruption is a material topic because Telkom is committed to implementing sustainable ethical behavior and business ethics. Stakeholders affected by this topic are all top management and Telkom personnel who are required to comply with anti-corruption policies. In addition, vendors and/or other stakeholders who work together are also expected to support anti-corruption practices at Telkom.

Supply-chain management is a material topic because Telkom has a goal of implementing fair and transparent procurement management practices to support the Company's operations. Each work partner/supplier/supplier will be asked to sign an integrity pact containing a statement not to engage in corrupt practices, price collusion, and conflicts of interest in every procurement process carried out. Stakeholders affected by this topic are all suppliers who cooperate with TelkomGroup.

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SUSTAINABILITY PERFORMANCE

28	Ethics: Responsible Governance and Business
37	Performance Growth
45	Human Capital: Building Professional Human Resources
57	Community: Value-Sharing Alongside the Community
64	Environment

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ETHICS: RESPONSIBLE GOVERNANCE AND BUSINESS

GOVERNANCE GUIDELINES AND POLICIES

The implementation of sustainability governance at TelkomGroup is part of good corporate governance. We believe that good governance is fundamental in realizing the company's vision, mission, and values in all of our business activities, as well as being an important key to improving performance and sustainable competitive advantage. Telkom and its Subsidiaries have various guidelines that form the basis for implementing good governance, including Good Corporate Governance Guidelines; Board Manual of the Board of Directors and the Board of Commissioners; Charter Committee; and Code of Conduct.

In addition, in carrying out its business, Telkom always upholds the business ethics as stated in Resolution of the Board of Directors No. PD.201.01/r.00/PS150/COP-B04000000/2014 regarding Business Ethics within the TelkomGroup. The main aspects that are regulated in the implementation of Telkom's business ethics consist of:

1.	Commitment to Customer
	a.	Provide clear and easy-to-understand information about the rights and obligations of the customer before the contract/subscription contract is signed by both parties;
	b.	Fulfill the rights of customer in providing service as promised in Service Level Guarantee (SLG);
	c.	Provide and manage customer contact media to make it easier for customer to submit complaint, feedback and seek information about product/service.
2.	Commitment to Partner
a.

Provide increased skill, competency and training on product/service, service procedure and service ethics to agent, reseller, installer, and setter in order to provide product knowledge so as to improve service to customer;

b.

The process of procurement of good and service is carried out in a fair, transparent and accountable manner by involving prospective supplier/partner who have a reputation with good classification, in accordance with applicable law and regulation and GCG principles;

	c.	Mandatory to do selection and evaluation of partner objectively.
3.	Commitment to Competitor
	a.	Attempt to obtain information about competitors' businesses are conducted in an honest manner and obtained from legitimate sources;
	b.	It is prohibited to obtain competitor information by illegal and unethical ways, such as espionage, wiretapping, and/or theft.
4.	Commitment to Social Community
	a.	Build and foster harmonious relationships as well as providing benefits to the community around the company's place of business;
	b.	Encourage the emergence of sense of belonging from the community to the company with the aim that the community participates in protecting the company;
	c.	Minimize impacts on the environment to the minimum, including but not limited to excavation of cable lines and frequency usage.
5.	Commitment to Employees
Avoid discriminatory practices of employees through:
	a.	Respect the human rights of employees as well as the rights and obligations in accordance with the agreement in the cooperation agreement;
	b.	Provide equal opportunities regardless of age, group, ethnicity, nation and religion, alma mater, and gender;
	c.	Respect religious freedom;
	d.	Provide equal and fair treatment in terms of employment, providing benefits, and other compensation as outlined in the collective work agreement.
Maintaining health, security, safety and comfort of the work environment through:
	a.	Provide health insurance for employees and their families;
	b.	Provide appropriate remuneration and pension guarantees according to the company's ability;
	c.	Accommodate employee aspirations through employee unions and making them a constructive partner in building the business;
	d.	Provide a comfortable work environment.

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GOVERNANCE STRUCTURE [102-18]

Telkom has a governance structure consisting of General Meeting of Shareholders (GMS), Board of Commissioners, and Board of Directors. Each has an important role in implementing governance in accordance with its functions, duties and responsibilities. Telkom has an ad hoc unit involved in implementing sustainability initiatives and practices. Several units are closely related to the implementation of sustainability initiatives, namely Corporate Secretary, Corporate Strategic Planning, Community Development Center, Risk Management, Service Operation Division, Consumer, Enterprise, Human Capital Management, and Digital Business. In addition, Telkomsel and PT Graha Sarana Duta (Telkom Property) as Subsidiaries, also play a major role in the sustainability of TelkomGroup. Supervision of the effectiveness of sustainability initiatives implementation is carried out by Directorate of Human Capital Management, which has been assisting the Board of Directors to collect and report sustainability initiatives achievements.

Based on OJK Circular Letter No. 16/SEOJK.04/2021 regarding Form and Content of the Annual Report of Issuers or Public Companies, companies are directed to establish a sustainability committee under the Board of Directors and led by Director of Operations. Following up on this directive, Community Development Center unit is currently preparing Telkom CSR Committee.

APPROACH IN PREVENTION PRINCIPLE [102-11]

Good corporate governance practices include risk management as a form of implementing the precautionary principle. Regarding governance challenges, Ministry of SOEs has issued Regulation of Minister of SOE No. PER.08/MBU/2020 regarding Strategic Plan of Ministry of SOEs for 2020-2024 which contains initiatives to strengthen risk management function and implementation of SOE governance. The implementation of risk management in SOE is very important in making corporate decisions so that potential losses can be reduced.

In 2021, risk management at Telkom refers to ISO 31000:2018 Risk Management - Principles and Guidelines, which consists of 3 main components:

1.	Principles as the foundation of how risk management works to ensure the creation and protection of value;
2.	Framework that governs the commitment to the roles and division of risk management functions;
3.	Process that describes the activities/stages in carrying out risk management.

The change of risk management standardization at Telkom to ISO 31000:2018 was carried out for the following reasons:

1.	Aspirations of the Board of Commissioners and the Board of Directors.
2.

Supporting national interests in facing global trade through the issuance of SNI No. 8615:2018 regarding ISO 31000:2018 by National Standardization Agency (BSN) which is the main reference for organizations in Indonesia.

3.	In line with Management System Certification at Telkom which uses the ISO standard (Quality MS - ISO 9001, BCMS - ISO 22301, ISMS - ISO 27001, ITSMS - ISO 20001, and ABMS - ISO 37001).

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A more detailed explanation regarding governance, the Board of Directors and the Board of Commissioners, risk management as the implementation of the precautionary approach, and internal control, can be read in 2021 Annual Report Chapter of Corporate Governance.

Regarding the implementation of sustainability practices, Telkom has applied the precautionary principle not only to business risks but also to social and environmental risks. Telkom and its Subsidiaries have implemented an Environmental Management System based on ISO 14001 in operating areas where environmental issues are relevant and significant. In addition, Telkom also increases attention and management of social aspects such as labor practices, human rights practices, consumer issues, fair operating practices, and Community Involvement Development (CID).

COMMITMENT TO ANTI-CORRUPTION, ANTI-BRIBERY, AND ANTI-FRAUD [103-1; 103-2; 103-3; 205-1; 205-2]

Telkom's commitment to implement anti-corruption, anti-bribery and anti-fraud practices is carried out by establishing an organization, formal procedures & systems, and internal and external audits based on ISO 37001:2016 Anti-Bribery Management System (ABMS) for the recruitment, procurement, and Gratification Control Unit at Telkom and the service process at 7 Witel Class A as representatives of each Telkom Regional. This effort has shown results through the ISO 37001:2016 Surveillance and Expansion Certification from Sucofindo on September 24, 2021, and successfully achieved a score of 100 (Maximum) in monitoring and evaluation in the third quarter of 2021 by the Corruption Eradication Commission (KPK). To strengthen ABMS implementation, Telkom plans to strengthen infrastructure & resources while also expanding ABMS implementation to all Witel Class A and Subsidiaries per 2022.

Anti-Corruption Socialization [205-2]

On the commemoration of World Anti-Corruption Day in 2021, Telkom requires all employees to access the Gratification Prevention e-learning module and was given socialization to expand knowledge and awareness about gratifications and gratification reporting procedures. In addition, direct sources from the KPK team held an Executive Briefing – Awareness of Corruption Prevention and Encounter in SOE for all levels of the Board of Directors.

Whistleblowing System

Since 2006, Telkom has had a Whistleblowing System (WBS) policy in which implementations follows regulatory dynamics from the capital market listing, the Ministry of SOEs, and also the best practices of corporate governance.

To maintain the independence and improve the effectiveness of the WBS, on January 31, 2022, a new phase of Telkom's WBS has been launched called the Telkom Integrity Line, which is a new face for the previous WBS in providing formal channels for employees within the Telkom Group and other third parties to submit complaints or complaints, with several improvements including:

1.	Cooperating with independent parties as third parties appointed to participate and play an active role in receiving, distributing complaints and/or processing complaints received through WBS.
2.	Establishing anonymous whistleblowing report.
3.	Added complaint channels from 3 channels to 7 channels, namely through telephone, facsimile, Short Message Services (SMS), WhatsApp, website, e-mail, and mail.

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Some of the conditions that need to be fulfilled by the whistleblower include:

1.	Delivered through the complaint channels that have been set, namely:
	a.	Phone in 021-50884601
	b.	Facsimile in 021-50884602
	c.	E-mail to telkomwbs@tipoffs.info
	d.	SMS and WhatsApp in 0813 9000 3217
	e.	Post Box to PO Box 2800 JKP 10028
	f.	Website in https://www.telkom.co.id or https://iddeloitte-halo.com/telkomwbs
2.	Types of complaints that can be reported both internally and externally by Telkom include:
	a.	Accounting problems and internal control over financial reporting that have the potential to result in material misstatements in the company's financial statements;
	b.	Audit issues, especially those concerning the independence of Public Accounting Firm;
	c.	Violation of the law regulation and capital market regulation relating to company's operation;
	d.	Violation of internal regulation;
	e.	Fraud and/or abuse of position by official and/or an employee within TelkomGroup; and
f.

Disrespectful behavior of the Board of Commissioners, Board of Commissioners, Board of Directors, Management and employees of the company such as but not limited to: dishonesty, conflict of interest and providing misleading information to the public which directly or indirectly has the potential to harm reputation or result in loss for the company.

3.	Reported information must be supported by sufficient and reliable evidence as initial data to carry out further investigation.

Through Telkom Integrity Line, it is hoped that the WBS reporters will not hesitate to submit the report because the confidentiality of the reporter's identity will be maintained and there is certainty that the report will be followed up and reported to the reporter. We will explain the results of the Telkom Integrity Line implementation in the SR for the 2022 fiscal year.

With the Telkom Integrity Line, it is hoped that the reporter will not hesitate to submit the report because the confidentiality of the reporter's identity will be maintained and there is certainty that the report will be followed up and reported to the reporter. We will explain the results of the implementation of the Telkom Integrity Line in the SR for the 2022 fiscal year.

Throughout 2021, Telkom has received 1,200 complaints through the WBS mechanism of the old reporting system. Of this number, there are no complaints that get to be followed up under the WBS criteria and procedures, while 36 complaints are related to services. Complaints related to services have been forwarded to management through the IA unit to be informed and followed up with the relevant work units. The table below presents information on complaints received by Telkom over the last 3 years and the follow-up process carried out:

Description		Total			Remarks
		2021	2020	2019
Total Complaints		1,200	48	44	Received complaints
Fulfill the requirements		0	1	5	Legitimate complaints
Follow-up
1.	Exploring and further examining complaints following company policies and procedures	0	1	5

A more detailed explanation of the WBS reporting mechanism for 2021 can be accessed in the 2021 Annual Report Chapter of the Whistleblowing System.

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FAIR BUSINESS PRACTICES [206-1]

In 2021, competition in the telecommunications and digital businesses became more competitive, especially driven by people's behaviour changes due to the impact of the COVID-19 pandemic. Telecommunications providers compete fiercely on price, network quality and coverage, service coverage, features offered, and customer service. As the largest telecommunications company in Indonesia, Telkom applies precautionary principle in business policy and product development so as does not violate regulations related to business competition in Indonesia.

One of the toughest competitions with competitors is in terms of offering telecommunication products and services such as unlimited data packages, along with the increasing number of smartphone users. The use of smartphones has supported people to communicate more efficiently by mobile, so that telecommunications providers also need to compete in terms of data network coverage. This competitive situation can have an impact on decreasing profit margins, which are influenced by product pricing.

Number of Fines and Sanctions Related to Monopolistic and Unfair Business Competition Practices [206-1][TC-TL-520a.1]

Telkom and its Subsidiaries carry out fair operations and avoid monopolies and unfair competitive practices. Compliance with this practice refers to Law no. 5 of 1999 concerning the Prohibition of Monopolistic Practices and Unfair Business Competition ("Business Competition Law") which prohibits agreements and activities in which unfair business competition and abuse of market position are dominant.

In the last three years, there have been no fines or sanctions imposed on Telkom related to violations of competition provisions.

In addition, during the reporting period, Telkom is still following up on calls from the KPPU regarding the alleged violation of business competition in restricting Netflix access to the IndiHome service and there has been a decision stating that Telkom is not proven to have committed a violation.

CUSTOMER DATA PRIVACY PROTECTION [103-1; 103-2; 103-3]

The increasing attention of the public, especially customers, to the security of data privacy has prompted us to place the protection of customer data privacy as a material topic in this report. The development and use of technology include cybercrime, specifically personal data theft and misuse. Telkom as a digital telco company is committed to protecting customer data privacy. We run our business in line with the Minister of Communication and Information Regulations No. 20 of 2016 concerning the Protection of Personal Data in Electronic Systems. The regulation requires us to manage the acquisition, collection, processing, analysis, storage, use, dissemination, and destruction of personal data and or customer transaction data.

Policies and Practices regarding Privacy and Data Security [TC-TL-220a.1][TC-TL-230a.2]

We have established an internal organization for Telkom Data Protection Governance, chaired by the Director of NITS. The purpose of this data governance is to maintain the confidentiality, integrity, authenticity, access, availability, and use of information. Data security protection is carried out throughout the information lifecycle, namely: personnel, processes, applications and services, database systems, operating systems, networks, and hardware.

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Telkom as an information system provider company has established several internal regulations related to the protection of personal data security, namely:

1.	Resolution of Board of Directors of the Company (Persero) PT Telekomunikasi Indonesia Tbk, Number: KD.06/HK000/COP-D0020000/2011, concerning the Company's Document Management Policy.
2.	Board of Directors’ Regulation No. PD.404.00/r.00/HK200/COP-CO300000/2014 of 2014 concerning General Guidelines and Policies for IT Governance which adopts COBIT 5 IT Governance Framework.
3.	Board of Directors’ Regulation No. PD.406.00/r.00/HK.200/COP-D3000000/2018 2018 concerning Information Security Governance which adopts ISO/IEC 27001:2013 Information Security Management System.
4.	Regulation of the Director of Network & IT Solution No. PR.404.03/r.00/HK.270/COP-D0031000/2016 of 2016 concerning Data Governance which adopts the DAMA-DMBOK Data Governance framework.
5.

Standards derived from related company regulations, such as IT service process standards, information system access control management standards, information system acquisition process standards, and data control standards.

The determination of policies related to the protection of privacy and security of customer data is also implemented by Telkomsel with the following policies:

1.	Resolution of the Company's Board of Directors No. 007/12.01/PD-00/IV/2018 concerning Information Security Management Policy.
2.	Resolution of the Company's Board of Directors No. 008/06.01/PD-00/V/2017 concerning the Company's Data Policy.
3.

Resolution of the Board of Directors of the Company No. 022/TC01/PD-00/V/2006 concerning Implementation of Information Technology Business Processes Based on the Information Technology Infrastructure Library (ITIL FRAMEWORK) Framework.

4.	IT Management Charter Document No: ITSM/M02, Document Issuance Date: 25 September 2014.

Telkomsel customers can access the retail customer data privacy policy through the website https://www.telkomsel.com/privacy-policy or can contact customer service via e-mail cs@telkomsel.co.id or telephone number 188. As for IndiHome customer data can be accessed through the website https://indihome.co.id/syarat-ketentuan#, or customers can contact customercare@telkom.co.id or call phone number 147.

Customer Data for Secondary Purposes [TC-TL-220a.2][TC-TL-220a.4]

In practice, personal data can be used or displayed to third parties for other purposes, which is called data use for Secondary Purposes. In managing personal data, customers are given the option by the electronic system operator to give consent whether or not personal data can be used and/or displayed to third parties.

Based on Law No. 11 of 2016 concerning Information and Electronic Transactions (ITE), law enforcement officers have the right to requests for the use of customer data for Secondary Purposes to Telkom regarding the settlement of cases, especially fraud cases. Telkom assists in providing the data to help to resolve cases. Practices regarding the provision and use of customer data refer to the Compliance & Risk Management Director Regulation No. 603.01/r.00/HK000/COP-D0020000/2011 dated 6 July 2011 regarding the Implementation Guidelines for Providing Records and Data on the Use of Telecommunication Facilities to Law Enforcement Officials.

Throughout 2021, law enforcement officers submitted 33 requests related to tracking the use of IP addresses, call data records, and customer data. Almost all of these requests were fulfilled by Telkom.

Complaints and Legal Cases related to Data Privacy [418-1][TC-TL-220a.3]

In 2021, Telkom received a request from the Government to update the Terms and Conditions in the PeduliLindungi application corresponding data privacy complaints. The government complaint was immediately followed up by Telkom, demonstrating responsiveness to complaints regarding the implementation of personal data protection and compliance.

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Throughout 2021, we reported no cases related to data being sold and/or misused and ensured there was no data leakage to irresponsible parties. Telkom is committed to taking firm action if there are employees who trade data, as well as steal and/or misuse customer data.

Regarding the legal issue of consumer data breaches faced by Telkom in 2021, Telkom reports no legal problems, sanctions, or monetary losses due to the case. During the reporting period, Telkom also did not receive any warnings or complaints regarding non-compliance with data privacy regulations.

On the other hand, in 2021, Telkomsel as a Telkom Subsidiary is only involved in the settlement procedure of criminal cases related to illegal access and personal data transfer that occurred in 2020. The report on this criminal case shows that Telkomsel is firmly against acts of violating data privacy, especially those involving system violations or violations of applicable standard operating procedures.

SUPPLY CHAIN [102-9; 103-1; 103-2; 103-3]

Telkom demonstrates support towards the Government's policy to purchase products and use domestic services by prioritizing local supply for the company’s goods and services procurement. Local partners/suppliers domiciled in Indonesia can support TelkomGroup's operations in various regions of the archipelago and demonstrates lesser carbon footprint when compared to suppliers from abroad. In addition, by prioritizing local partners/suppliers, Telkom can contribute to the National Economic Recovery (PEN).

TelkomGroup Supply Chain Chart

We implement fair and transparent procurement management practices to support the Company's operations through a signed integrity pact with partners to not engage in corrupt practices, price collusion, and conflicts of interest in every procurement process. In addition, Telkom seeks to reduce physical contact with partners during the procurement process or build partnerships by maximizing the use of video conference and e-auction. This is in line with the Decree of the Director of Finance Number PR 301.08/r.03/HK240/COP-A00110000/2021 dated 24 May 2021 concerning Procurement Implementation Guidelines.

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In the procurement process, there are three main stages that prospective partners/vendors need to go through, namely:

•

Partner Registration Stage/ Supplier Registration through the Supply Management and Logistics Enhancement (“SMILE”) application. At this stage, all prospective partners will be checked for completeness of the Company's documents in general.

•

Procurement Process Stage, where the Committee selects Suppliers through assessment based on Quality, Cost, Delivery and Service (QCDS). In addition, Telkom also pays attention to the policies and compliance of potential partners to the fulfillment of integrity and socio-environmental aspects. This involves the implementation code of ethics, human rights compliance, Occupational Health and Safety (K3) management, and environmental management. The selection results produce rankings and short-lists up to the determination of the Winner/Procurement Executor.

•	Partner Performance Assessment Stage, namely measuring Partner performance in carrying out related procurement up to the handover/acceptance of work.

Telkom carries out a due diligence process from the beginning of registration until the evaluation stage by assessing the partnership’s mandatory and optional aspects. Assessment of related suppliers is carried out periodically as an effort to mitigate existing risks to ensure a fraud-free ecosystem in the supply chain. The results of the assessment will determine the partner's risk level. If the risk is high, monitoring and re-evaluation will be carried out on the partner.

There are 884 local suppliers or 95.2% of 929 total Telkom suppliers [204-1]

Expenditure for local suppliers is Rp25.7 trillion or 84.35% of the total value of payments to suppliers of Rp30.5 trillion [204-1]

The payment value to local suppliers is recorded in the Procurement unit with the PR-PO contract mechanism

Periodically, Telkom evaluates the performance of suppliers to ensure that there is a good, sustainable cooperation relationship, and of course provides optimal benefits for both parties. In accordance with Company Regulation No.PR.301.03/r.00/HK.240/COP-D005000/2012 dated June 29, 2012, regarding Supplier Management, supplier evaluation includes aspects of Quality, Cost, Delivery and Service (QCDS). In 2021, there was no blacklist action against suppliers/partners who have poor performance based on the evaluation results, meaning there are no suppliers who have been terminated because they are considered unable to do the work.

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Local Party Involvement [102-7; 102-9; 204-1]

During 2021, Telkom has 95.2% or 884 local partners (Indonesia) out of 929 total partners, while 4.8% are foreign partners. The involvement of local parties in 2021 has increased compared to the previous year, where in 2020, Telkom has 852 local (Indonesian) partners out of 861 total partners.

Supports Increasing the Domestic Component Level (TKDN)

As a SOE, Telkom adheres to the goods and/or services policy of procurement to prioritize the use of Domestic Products in accordance with the provisions for the utilization of domestic production. However, it is necessary to adjust internal policies to respond to changes while still considering the implementation of cost leadership and efficiency. One of the internal policy adjustments is to apply category management-based procurement and a center-led procurement model within Telkom. On May 24, 2021, Regulation of the Director of Finance of the Company (Persero) PT Telekomunikasi Indonesia Tbk No.PR.301.08/r.04/HK240/COP-A00110000/2021 was issued regarding Procurement Implementation Guidelines. Through this internal policy adjustment, the use of domestic products in every procurement process carried out by TelkomGroup still considers the quality and economic aspects of the goods and/or services provided.

As of the end of 2021, TelkomGroup's TKDN achievement amounted to around 37.6% of CAPEX spending and 74.9% of OPEX spending. Telkom's CAPEX spending is dominated by using fiber optic materials and installation services, for retail, business, and wholesale customers. Fiber optic technology is indeed the main infrastructure used to provide IndiHome services, as Telkom's FTTH broadband service. In the future, Telkom will encourage the transfer of active customer termination device (NTE) technology from technology owners to be carried out by local industries so that it is expected to have an impact on decreasing imported goods, strengthening the structure of the national manufacturing industry, and absorption of local workers.

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PERFORMANCE GROWTH [103-1; 103-2; 103-3]

INCLUSIVE COMMUNICATION AND DIGITAL ACCESS [203-1]

In 2021, Telkom has completed the target to build a national fiber optic backbone coverage in 458 city and district capitals (IKK). This achievement is a manifestation of Telkom's commitment to provide internet services in 514 IKK.

The existence of Telkom for Indonesia has a significant contribution in digital acceleration to support inclusive digital and communication access. In order to help the community face the tough challenges of accessing paid internet, Telkomsel as a Subsidiary has run the Free Online Learning Program with Wifi.id and IndiHome Study since the COVID-19 pandemic and is still continuing today.

Inclusive telecommunication is also pursued through Telkom's support for the Telecommunication and Information Accessibility Agency (BAKTI) program initiated by the Ministry of Communication and Information. It is hoped that the implementation of BAKTI will ensure an even distribution of communication access in Indonesia through satellite-based internet. We, at TelkomGroup, have already built communication access throughout Indonesia. We have built optical fiber both on land and at sea that connects almost all districts, also in very remote areas with the support of mobile broadband and satellite. In addition, we also play an important role in digitizing Indonesia through the Indonesia Digital Network (IDN) which focuses on true-broadband connectivity and ICT services evenly with points of presence (PoP) spread throughout Indonesia. In addition to connectivity, TelkomGroup is also developing an international-scale hyperscale data center in Cikarang and a regional data center (NeucentrIX) spread across several regions as the foundation for digital use cases such as cloud computing, block chain & big data/AI, as well as technology enablers to support the realization of the vision. "Advanced Indonesia". This activity is in line with the seven RPJMN Development Agenda 2020-2024, especially to strengthen infrastructure development in ICT and Digital Transformation.

Systemic Risk Management from Network Disruption [201-2][TC-TL-550a.1][TC-TL-550a.2]

TelkomGroup considers the existence of systemic risks caused by natural disasters or the impact of climate change, which will affect business sustainability. Telkom also considers the potential of technological disruptions that could affect our telecommunications infrastructure due to the impact of natural disasters such as floods, landslides, storms, and forest fires. However, at this time we have not conducted any research on climate risk, nor have we measured the financial implications of the risks and opportunities of climate change.

Disturbances to infrastructure due to the impact of natural conditions most often occur on submarine cables, mainly caused by volcanic eruptions and earthquakes in the sea. In addition, disturbances in the submarine cable system were also found due to the impact of shipping activities. In the fiber optic backbone system, disturbances are generally caused by third parties such as road excavation works and vandalism, such as copper cable theft, ODC, BTS, and others. In addition to natural factors and third parties, disturbances can also be caused by the process of migrating new infrastructure/systems and the integration process between different systems not going well, as well as ineffective asset protection system management.

Fiber Optic Backbone and Submarine Communication Cable System Disruption

Description		2021	2020	2019
		Number of disruptions
Fiber Optic Backbone		4,125	2,951	3,009
Submarine Communication Cable System
a.	Wet Plant	7	8	17
b.	Dry Plant	-	-	-
Remarks:
a.

Wet plant = OSP (Out Side Plant)

components or devices in the Submarine Communication Cable System (SKKL) located in the waters/sea consisting of marine fiber optic cable, repeater, equalizer, and branching unit.

b.	Dry plant = ISP (In Side Plant) components or devices in the Submarine Communication Cable System (SKKL) located in the waters/sea consisting of fiber optic cable, SLTE, DWDM, PFE, etc.
	repeater, equalizer, dan branching unit.

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TelkomGroup runs a replacement system when a service interruption occurs. This effort was made because we understand that the risk of disruption to the IT network/infrastructure will still exist even though prevention has been taken. Some of the mitigation efforts that we take if there is a disruption that has an impact on service interruptions, namely:

1.	Transfer the risk to the insurance company.
2.	Coordination with the Indonesian Sea Cable Association (ASKALSI).
3.	Preparation of Disaster Recovery Plan and Crisis Management Team.
4.	Improved coordination and monitoring of third party work.
5.	Coordination with law enforcement officers for operations in crime-prone locations and conducting environmental development programs.
6.	Improve maintenance and repair of asset protection systems (Hydrant, Fire Protection System, APAR, CCTV).
7.	Ensure that the backup system functions according to standards.

INFORMATION TECHNOLOGY AND CYBER SECURITY [TC-TL-230a.2]

Since 2014, Telkom has had Cyber Security Operation Center capabilities in order to prevent cyber threats. The Cyber Security Operation Center has a function as a center for monitoring, detecting, and implementing responses to information security incidents at Telkom, with the main activities conducting security monitoring, incident response management, vulnerability assessment, penetration testing, log management and analysis, and security awareness. The existence of Cyber Security Operation which operates 24x7 helps Telkom to anticipate and respond to security threats more quickly and can share information related to information security more effectively.

So far, the management of cyber threats/attacks on networks, applications, and data has been running well, so it does not have a significant negative impact. However, technology will continue to develop along with the growing variety of cyber threats. So we need to be vigilant as part of preventive measures, by identifying several causes that can give rise to information security risks, including:

1.	Lack of accuracy and stakeholder concern for information security aspects.
2.	There are certain motivations such as cybercriminals who seek financial gain, competitors who damage the opponent's reputation, and hackers who seek publicity.
3.	Weaknesses in the supply chain (various vendors and technologies used allow security holes to create security threats).
4.	The increasing and widespread use of innovative technologies, such as the cloud, challenges hackers and cyber adversaries to exploit the weaknesses of these technologies and their ecosystem.
5.	Security vulnerabilities in information security systems, both physical and non-physical.

Furthermore, we carry out controls to mitigate cyberthreats, by:

1.	Increase stakeholder awareness of the company's information security aspects.
2.	Improved preventive actions in the form of periodic vulnerability assessments and penetration tests.
3.	Perform daily security checks on IT infrastructure.
4.	Prepare recommendations for information security management based on the historical analysis of security incidents.
5.	Conduct intensive coordination with parties related to the handling of cyber security (such as the National Cyber and Crypto Agency).

TelkomGroup recognizes the importance of handling cybersecurity threats properly and maintaining adequate protection to minimize the possibility of a successful attack. Employees at all levels will undergo cybersecurity training for at least 1 training in a year to learn how to detect and report malware, ransomware and other malicious software or attempts at intrusion into company information technology systems. The training provided is also useful so that employees can increase awareness and procedures for maintaining data privacy. A total of 9,313 employees received training related to cybersecurity through the Digilearn app in 2021. Telkom also conducts socialization related to cyber security through Diarium, a social media application for Telkom Group employees, as well as roadshows to various regions to increase awareness of cyber security threats and strengthen end-user culture towards cyber security.

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Personnel Certification and Information Security System Certification

The implementation of the data security management system at TelkomGroup has been certified according to SNI ISO/IEC 27001:2013 Information Security Management System. The implementation of this certification is one of the efforts to strengthen the security of IT infrastructure from the risk of cyber attacks. To support the implementation of the cyber security system, we also improve the ability of human resources to handle cyber attacks. Some of the certifications held by TelkomGroup personnel, which increase their knowledge to deal with and manage the risk of cyberattacks, are:

1.	Certified Ethical Hacker (CEH)
2.	Certified Ethical Hacker Practical (CEH Practical)
3.	Computer Hacking Forensic Investigator (CHFI)
4.	Certified Information System Auditor (CISA)
5.	Certified Information Security Manager (CISM)
6.	Certified Data Center Specialist (CDCS)
7.	Certified Data Center Professional (CDCP)
8.	Certified Digital Transformation Professional (CDTP)
9.	Certified Information System Security Professional (CISSP)
10.	Cisco Certified CCNA Cyber Ops
11.	Cisco Certified CCNA Security
12.	Certified Risk Management Officer (CRMO)
13.	CompTIA CySA+ Cybersecurity Analyst (CySA+)
14.	COBIT 2019 Foundation (COBIT 2019)
15.	EC-Council Certified Incident Handler (ECIH)
16.	EC-Council Certified Security Analyst (ECSA)
17.	GIAC Certified Forensic Analyst (GCFA)
18.	GIAC Certified Incident Handler (GCIH)
19.	GIAC Continuous Monitoring Certification (GMON)
20.	GIAC Security Essentials (GSEC)
21.	ITIL 4 Foundation (ITIL 4)
22.	Organizational System Security Analyst (OSSA)
23.	Offensive Security Certified Professional (OSCP)

In 2021, as many as 376 employees have obtained at least one type of certification related to information security systems.

Information Security Breach [TC-TL-230a.1]

Throughout 2021, Telkom detected 53.9 million cyber threats against our servers. Most threats are non-intrusive, but only 14 threats need to be watched out for and need to be handled specifically.

Total Frequency of Information Security Breach

Description	2021	2020	2019
Brute Force Attack to Network Element (attempts)	41,868	297,985	556,189
Longest Duration in DDoS Attacks (minutes)	841	490	1,216
Largest Volume Used in DDoS Attacks (Gbps)	299.7	115.71	932.70
Defacement	-	-	-

Notes:

Brute Force Attack:

The process of finding the solution by constantly trying many probable variants of information such as passwords, deciphered keys, etc., in a random fashion.

(reference:https://www.cybrary.it/glossary/d-the-glossary/distributed-denial-service-ddos/, https://www.cybrary.it/glossary/d-the-glossary/denial-of-service-attack/ )

DDoS Attack:

A Denial of Service technique, an attack on a network or a machine to make it unavailable to other or important users, that uses numerous hosts to perform the attack.

(reference:https://www.cybrary.it/glossary/b-the-glossary/brute-force-attack/ )

Defacement:	The changing or defacing of a Web page or Web site by an unauthorized individual or process, usually a hacker. (reference:https://www.trendmicro.com/vinfo/us/security/definition/website-defacement )

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QUALITY OF PRODUCT AND SERVICE [103-1; 103-2; 103-3]

All Telkom products have been through a safety evaluation process for users and the wider community. TelkomGroup also ensures that the electronic devices that accompany its products and services are in accordance with the requirements in Indonesia and have a proper level of security for customers. We have provided accurate information on each of our products contained in mobile starter packs. Product information can also be found on the website, through our promotional activities and marketing communications. To date, there have been no product recalls for reasons of safety risks that could harm consumers. Responsibility for products and services implemented by the TelkomGroup is also carried out through the application of product and service guarantees to consumers. We provide after-sales warranty and implement a customer service policy that focuses on service delivery, service assurance, and measuring service quality.

TelkomGroup is committed to maintaining the quality of products and services with full responsibility to provide the best customer experience. The need for communication and connection during the pandemic is mainly used for education and work which certainly makes customers not tolerate the slightest disturbance. For this reason, Telkom always strives to improve the system and look for innovative ways of working to increase the effectiveness and efficiency of the improvement process which will ultimately increase customer satisfaction. This increase in customer satisfaction will indirectly invite the entry of new customers to become TelkomGroup customers and ensure the continuity of the Company's business.

Number of Subscribers [102-7][TC-TL-000.A; TC-TL-000.B; TC-TL-000.C]

Description	2021	2020	2019
	thousand of subscribers
Broadband Subscribers
Fixed broadband IndiHome 1)	8,601	8,016	7,003
Mobile broadband 2)	120,516	115,938	110,253
Total of Broadband Subscribers	129,117	123,954	117,256
Cellular Subscribers 3)
Telkomsel Halo	7,201	6,496	6,376
Telkomsel Prepaid	168,776	163,046	164,729
Total of Cellular Subscribers	175,977	169,542	171,105
Fixed Wireline Subscribers
Fixed wireline (POTS)	8,999	9,119	9,369
Remarks:
1)

Fixed broadband IndiHome is a product that allows customers to choose one or more of Consumer segment portfolio such as fixed voice, fixed broadband services, and IPTV including consumer digital services

2)	Mobile broadband includes Flash user, Blackberry user, PAYU, and Home LTE
3)	Since June 2021, the cellular brand has changed to Telkomsel Halo for postpaid and Telkomsel Prabayar for prepaid services

IMPROVING CUSTOMER EXPERIENCE AND CUSTOMER COMPLAINT SERVICE [102-43]

'Excellence customer experience' is one of TelkomGroup's targets, so we are committed to continuously improving services through several approaches and programs, including:

1.

Preventive and Proactive Activities, namely efforts to prevent disturbances that occur in customers through preventive and proactive activities so that any potential disturbances can be followed up before the customer reports.

2.	After-sales Guarantee, which is a program implemented in order to ensure the fulfillment of after-sales service standards.
3.	Customer Service, which is a form of Telkom's commitment to provide the best service to customers, which includes:
	•	Service Delivery, namely services to fulfill customer needs in the form of products or solutions from Telkom accompanied by a guarantee of good delivery quality;
	•	Service Assurance, namely services that ensure optimal product performance through the fulfillment of certain quality standards to meet customer satisfaction;
•

Service Quality Measurement, namely measurement of quality at several stages according to the service process. In the interaction process with distribution channels, Telkom conducts mystery shopping and mystery calling. The indicator used is the Service Quality Index.

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Customer complaint services greatly affect the customer experience in using our products and services. Therefore, TelkomGroup actively seeks feedback and input from customers to improve our service side. There are two approaches taken to improve services, namely first by improving simple things quickly, such as improving business processes and training, and secondly by making radical and comprehensive improvements, which include aspects of people, processes, systems, and tools.

Net Promoter Score (NPS)

Since 2018, TelkomGroup has measured the Net Promoter Score (NPS) to ensure that the improvements made are correct. Two levels of measurement are used for tracking and monitoring, namely:

◾
Top-down NPS (strategic NPS), which is the customer's overall perception of Telkom as measured by external parties
◾
Bottom-up NPS (transactional NPS), which is the customer experience during direct interaction with Telkom in every episode of the customer journey through internal surveys and surveyor partners

NPS Year 2020-2021

Customer Experience	2021		2020
Net Promoter Score	2H 2021	1H 2021	2H 2020	1H 2020
Telkom	49	47	45	43
Point Increases	2	2	2	0

Furthermore, our efforts to improve customer experience are by minimizing disruptions and speeding up handling of disruptions. In 2021, our efforts to minimize disruption in three ways:

•	Predictive: ensure the adequacy of production equipment capacity in accordance with the plan.
•	Preventive: prevent the possibility of disrupting customers with predetermined indicators, including by utilizing big data.
•	Proactive: if there is a potential disturbance, repairs are carried out before the customer feels it.

The speed of handling disturbances has increased compared to the previous year. The increase was influenced by the effects of the program to reduce the number of disturbances and more effective work force management.

Disruption Trend

Description	2021	2020	2019
	%
Q Disruptions(*)	5.12	6.6	6.8
Remarks
(*) Q disruptions represent the number of disrupted customers per 100 customers in a 30 day measurement period

Mean Time to Repair

Description	2021	2020	2019
	Hour
Mean Time to Repair	6.1	8.5	7.1

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Complaints Channel

There are differences in the service of individual customer complaints with corporate customers. For individual customers, Telkom has Plasa Telkom as one of the channels to accommodate complaints.

Corporate customer complaints, can be submitted via:

MSME CUSTOMERS

0800-1835566 and e-mail tele-am@telkom.co.id

Social Media: @Smart_Bisnis (Twitter) and Smartbisnis (Facebook)

CORPORATE CUSTOMERS AND GOVERNMENT INSTITUTIONS

08001 Telkom or 08001035566

e-mail: c4@telkom.co.id

Social Media: @TelkomSolution (Twitter) and TelkomSolutionID (Facebook)

WHOLESALE AND INTERNATIONAL CUSTOMERS

OLO Care Center: 0800-1444-777

e-mail: occ@telkom.co.id

LinkedIn: Telkom DWS Official

Facebook: @dwstelkom @neucentrix

Instagram: @dws_tekom @neucentrix

Twitter: @neucentrix

MOBILE CUSTOMER complaints, can be submitted via:

Telkomsel Virtual Assistant at tsel.me/veronika

Twitter & Instagram @telkomsel

e-mail : cs@telkomsel.co.id

Call center “Caroline” on number

188 (24 hours x 7 days) for postpaid (free) and prepaid (Rp 300) subscribers

+628110000333 from Overseas

Nearest GraPARI

INDIVIDUAL CUSTOMER complaints, can be submitted via:

Application: myIndiHome.

Social Media: @IndiHome (Twitter),

@IndiHome (Instagram), IndiHome (Facebook).

Complaint facility via web chat at www.indihome.co.id

e-mail: customercare@telkom.co.id

Call Center: 147

Telkom Plasa

CUSTOMER SATISFACTION EVALUATION

Every year Telkom conducts a consumer satisfaction survey which includes the Customer Satisfaction Index (CSI), Customer Loyalty Index (CLI), and Customer Dissatisfaction Index (CDI). In measuring customer loyalty, a Structural Equation Modeling (SEM) approach is used based on the dimensions of Product, Price, Delivery System, Service Mindset, and Relationship. The SEM approach makes it easier for Telkom to trace technical and non-technical factors which then become the material for improvement or Opportunity for Improvement (OFI).

TelkomGroup Customer Satisfaction

CSLS Survey	2021	2020	2019
	%
Consumer
Customer Satisfaction Index (CSI)	89.38	88.72	88.56
Customer Loyalty Index (CLI)	86.94	86.59	83.44
Customer Dissatisfaction Index (CDI)	0.15	0.44	1.04
Enterprise
Customer Satisfaction Index (CSI)	97.90	96.20	97.70
Customer Loyalty Index (CLI)	94.30	92.40	95.36
Customer Dissatisfaction Index (CDI)	0.40	0.80	0.55

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INNOVATION DEVELOPMENT AND DIGITIZATION

Telkom strives to make a significant contribution in improving people's ability to enter the digital era, through products and services that can provide the best digital experience for customers. To be able to build services based on customer needs, Telkom continues to innovate so that it can create a customer experience that exceeds expectations.

Throughout 2021, we have proven to be able to meet customer needs more than just a lifestyle but also through work efficiency support. In digital development, we also apply digital culture and collaborate with various parties. In addition, we are pursuing a “WIN DIGITAL” strategy to achieve superior digital transformation.

WIN DIGITAL

Win broadband connectivity business to maximize cashflow

Invest to scale DC/IaaS and be the national B2B digital leader to maximize value

Nurture digital B2C service ecosystem through selective investment to maximize synergy

Drive continuous and strict optimization of business and asset value

Increase group technology integration and digitization

Gear up for streamlined lean digital-ready organization

Improve operation quality and synergy for cost leadership and better customer experience

Transform digital telco talents and incorporate digital culture

Acquire digital capabilities inorganically and accelerate ecosystem partnership

Link up group strategy plan and implementation and enhance risk management and compliance

In line with the Company's strategy to accelerate the creation of a digital ecosystem, TelkomGroup utilizes property assets to increase asset value. During 2021, we prioritize the process of building or room being a data center to accelerate the digitization of services and products in areas with high volume of data traffic. The implementation of this conversion initiative is expected to support the acceleration of customer digitization, in particular to be able to provide ICT services and solutions evenly throughout Indonesia that is connected to a global network. In addition, Telkom also utilizes idle property through partnerships by collaborating with retail and food & beverage businesses which are expected to add value to land and building assets and provide additional income in asset management. During the COVID-19 pandemic, we also revitalized old buildings and office spaces to better suit the image and shape of the building as a digital company. Telkom is also developing other innovations based on information technology in 2021, namely:

Big Box

BigBox presents as a platform analysis solution and big data to create in-depth insights according to the company's operational and business needs, which will help in making decisions, governance, strategies for the company's progress appropriately.

OCA

OCA (Omni Communication Assistant) is a service platform that allows customers to instantly improve the company's communication capabilities by providing integration of all communication channels (such as SMS, WhatsApp, IVR, e-mail, etc.) either as push notifications or contact centers.

DigiCo Telkomsel (Telkomsel Ekosistem Digital/TED) TED is Telkom's strategic plan to accelerate and unlock Telkomsel's business.
Covers 41 Cities and Regencies in 9 Provinces.	Covers 61 Cities and Regencies in 32 Provinces.	In the early stages TED will focus on three digital industry sectors, namely in edu-tech, health-tech and gaming sectors.

ECONOMIC PERFORMANCE AND THE IMPACTS [201-1]

Throughout 2021, Telkom recorded revenue of Rp143,210 billion, or up 4.9% from last year's Rp136,462 billion. The increase in revenue was influenced by IndiHome's revenue, data revenue, internet, information technology services, and interconnection revenue. From revenues minus expenses, we were able to book operating net profit of Rp47,563 billion and net profit for the year of Rp24,760 billion, both grew 9.3% and 19.0% compared to last year.

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Until 2021, Telkom is able to maintain the level of efficiency and profitability of each of its production equipment, which can be assessed by maintaining the ROA ratio at 12.2% and ROE at 23.3%. Then, Telkom is able to manage its operating expenses optimally so as to generate maximum operating profit which is reflected in the stable operating profit margin ratio of 33.2% in 2021. Telkom is also able to manage its debt obligations and tax obligations effectively in order to continue to generate net profit which continues to be positive, both in the short and long term. This can be seen through the net income margin ratio of 17.3% and the current ratio of 88.6% in 2021 where the ratio continues to improve compared to 2019 and 2020.

In addition to recording economic value, Telkom has also distributed economic value to stakeholders. In 2021, net income tax payments to the government reached Rp9,730 billion, meanwhile, expenditure on suppliers and partners is Rp44,811 billion. The distribution of economic value to employees in the form of salaries and allowances was recorded at Rp13,660 billion. In addition, there are still expenses for employee competency development and other benefits. TelkomGroup also provides benefits to the community, which also provides a multiplier effect on their economy. The presence of Telkom's communication network and broadband in the community has helped them a lot to communicate in work, teaching and learning, and other activities. So far, TelkomGroup has not received any negative reports or reports of conflicts and potential conflicts with critical communities related to the impact of the products, services, and business processes carried out.

Economic Value Generated and Distributed [102-7; 201-1]

Description	2021	2020	2019
	Rp billion
Revenue	143,210	136,462	135,567
Operating Profit	47,563	43,505	42,394
Net Income[1]	24,760	20,804	18,663
Contribution to Country[2]	n/a	49,754	43,626
Payment to Investors[3]	n/a	7,974	7,312
Payment to Creditors	48,166	29,148	23,341
Payment to Suppliers and Partners[4]	44,811	40,533	56,787
Payment to Employees	13,660	12,593	11,483
Remarks:
1	Profit for the year attributable to owners of the parent
2	The 2021 dividend will be decided at the 2021 Fiscal Year GMS which will be held in 2022
3	Payment to Investor exclude dividends for government
4	Payment to supplier and partners for direct and indirect operation expense

Financial Ratio	2021	2020	2019
Return on Asset (ROA)[1]	12.2%	12.0%	12.5%
Return on Equity (ROE)[2]	23.3%	24.5%	23.5%
Operating Profit Margin[3]	33.2%	31.9%	31.3%
Net Income Margin[4]	17.3%	15.2%	13.8%
Current Ratio[5]	88.6%	67.3%	71.5%
Remarks:
1	ROA is profit for the year divided by total assets as of December 31 at the end of the year
2	ROE is profit for the year divided by total equity at the end of December 31 at the end of the year
3	Operating Profit Margin is gross profit divided by total revenue
4	Net Income Margin is net profit divided by total revenue
5	Current Ratio is current assets divided by current liabilities as of December 31 at the end of the year

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HUMAN CAPITAL:

BUILDING PROFESSIONAL HUMAN RESOURCES

Telkom personnel are one of the keys to achieving long-term growth and sustainable success. Telkom is committed to building talented, professional, and motivated human resources to do great work. In HR management, we emphasize the 'employee experience' which includes seven activities that will be carried out by each employee.

GET TO KNOW OUR EMPLOYEES

For Telkom, employees are a significant asset to support operations and achieve the Company's vision. Telkom respects the diverse perspectives of employees and strives to create creative, dynamic, professional, and fun human resources in accordance with TelkomGroup's employee value proposition. In HR management, we apply the practice of equality, diversity, and respect for human rights (HAM) in accordance with universal human rights principles. There are challenges that we manage in implementing the practice of equality and diversity, namely the low interest of women compared to men to work and pursue careers in the telecommunications industry.

At the end of the 2021 period, TelkomGroup was recorded to have 23,756 employees, consisting of 8,789 employees from the parent company and 14,967 employees from subsidiaries, with 98.9% (23,490 employees) from the total of TelkomGroup employees are located in Indonesia and 1.1% (266 employees) are located overseas. [102-7]

A brief description of our employees (Telkom as parent company) based on gender, age, education level, and employment status is presented in the following chart.

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In 2021, we conducted a recruitment process for 607 new employees, of which 50.2% are women.

Number of Telkom Employee Recruitment Based on Gender [401-1]

Description	2021		2020		2019
	Men	Women	Men	Women	Men	Women
Entry Level
a. Age range 18-25 years old	228	270	210	211	186	173
b. Age range 26-30 years old	74	35	8	12	65	54
c. Age > 30 years old	0	0	1	0	5	4
Sub Total	302	305	219	223	256	231
Total	607		442		487

Remark:

In 2019 and 2020 there was GPTP recruitment from SOE recruitment and disability (some of them are over 30 years of age).

All employees (100%) have their rights and obligations covered in Perjanjian Kerja Bersama (PKB) or collective labor agreement. The management of Telkom and its Subsidiaries ensures that they have a good relationship with the union and all employees. This is reflected in the employee engagement index result of 84.71 for TelkomGroup and 86.59 for Telkom Indonesia. Throughout 2021, Telkom did not face any cases of discrimination or human rights abuse. [102-41]

EMPLOYEE TURNOVER [401-1]

Employee satisfaction with HR management at Telkom, one of which is measured by the turnover rate. Turnover rate in 2021, at 13.08%, is lower than the previous was 17.92%. Most of the employees who leave Telkom for retirement reasons. Turnover figures show that our efforts in employee retention have shown positive results. Telkom has made efforts to maintain the turnover rate, including by providing remuneration at a competitive level compared to the industry, providing a decent and safe place to work, opportunities for career paths and development without discrimination, as well as a conducive work environment.

Employee Turnover

Description	2021	2020	2019
Total of Telkom employees (people)	8,789	9,745	11,059
Total of employee turnover	1,150	1,746	1,945
Job transfer by choice	55	25	22
Become a member of political parties	-	-	-
Become a Director of SOE or Government official	2	4	9
Discipline violations	6	-	-
Married to Telkom employees	-	-	-
Retired	1,022	1,678	1,849
Pass away	65	39	65
Percentage of Turnover (%)	13.08	17.92	17.59

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Employee Turnover by Age and Gender

Description	2021		2020		2019
	Men	Women	Men	Women	Men	Women
a. Age < 30 years old	27	7	17	5	15	6
b. Age range 30-50 years old	15	16	24	7	45	7
c. Age > 50 years old	932	153	1,185	508	1,310	562
Sub Total	974	176	1,226	520	1,370	575
Total	1,150		1,746		1,945

EMPLOYEE DEVELOPMENT PROGRAM [404-1; 404-2]

Telkom provides opportunities for all employees to develop competencies, skills, and emphasizes that there is no discrimination in the implementation of development programs for both male and female employees. Telkom develops various personas based on competence and level of office to create talented and professional leaders in the digital era by applying the '70-20-10' learning method, which is depicted in the following chart:

In the Telkom Talent Journey, we continue to update in line with the development of digitalization to support learning and development. Telkom updates by adding e-learning modules according to the needs of employees and the company. There will be at least 234 new e-learning modules in 2021. Telkom did not carry out in-class training during 2021. Telkom also provides a knowledge repository based on business needs that can be accessed by employees at any time, thereby increasing self-led learning.

Various trainings and educations are held to improve the skills and competencies of employees. TelkomGroup has held training for 46,542 employees consisting of 63% male and 37% female throughout 2021. Total training hours a year reaches 588,384 hours, with an average training per employee recorded at 24.64 hours a year. Of this total, the average hours of training for each category of Telkom Parent employees is 47.53 hours a year, while the Subsidiaries category is 11.06 hours a year. TelkomGroup has spent Rp148.9 billion for education and training programs during 2021.

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Telkom Employee Training Data Based on Gender [404-1]

Description	2021			2020			2019
	Men	Women	Total	Men	Women	Total	Men	Women	Total
Certification Training	2,663	1,077	3,740	1,179	481	1,660	1,213	571	1,784
Leadership Development Program	430	331	761	614	344	958	1,215	637	1,852
Regular Training	8,990	4,896	13,886	6,500	6,010	12,510	5,869	3,270	9,139
Total	12,083	6,304	18,387	8,293	6,835	15,128	8,297	4,478	12,775

In addition, through Telkom Corporate University (TCU), we also provide training for external parties. During 2021, there were 108 institutions outside TelkomGroup that had used TCU's services, including running training programs through Digital Learning Institute, which was attended by all SOEs with 30,934 participants.

PRACTICE OF RESPECTING HUMAN RIGHTS IN HR MANAGEMENT

Enhancing Women’s Roles and Supporting Gender Equality

We are committed to upholding and protecting the human rights of all Telkom personnel. We treat employees fairly and do not discriminate for their background, belief, gender, race, age, or class.

We believe diversity provides different perspectives and fosters innovative thinking to solve business challenges to achieve our vision in the future. For this reason, even though the percentage of female employees at Telkom is 32%, the percentage exceeds the industry average of only 18%. Telkom is still trying to increase the representation of women from the recruitment process by socializing Telkom’s women-inclusive environment and demonstrating that Telkom’s recruitment and selection announcement is based on the candidate’s capability.

We are also committed to developing women's careers after entering and joining the company. One of them is by conducting a survey to determine the level of awareness of women's empowerment, the factors that hinder and support women in carrying out their roles as employees with the aim of preparing and building programs and alternative solutions for women within the TelkomGroup. Based on the survey results, it is known that the reason women limit themselves in their career is because they have other roles in the family. On the other hand, the survey results also show that there is still a view from male employees that women should focus on family rather than career development. These issues are the main obstacle for Telkom to open their capabilities in their careers and make a significant contribution to the company.

Another effort is to provide a women's community forum called Srikandi TelkomGroup which aims to provide input, initiative, and coordinate with related parties to support the Company in empowering and increasing women's participation in TelkomGroup.

Telkom Wins Award in Women's Empowerment Principles (WEPs) Awards held by UN Women Indonesia

Telkom's commitment and effort in promoting gender equality at the workplace and improving the role of women have been awarded an honorable mention in the category of Gender-Inclusive Workplace. Telkom’s effort to support gender inclusivity at the workplace includes innovative approaches to equal and nondiscriminatory recruitment, equal opportunities to develop careers and secure positions, objective performance appraisals, equal remuneration system up to and including similarity in retirement preparation. In addition, Telkom also provides peace and comfort for working women by providing flexible work arrangement and zero-tolerance towards harassments through a certain and confidential reporting system at HCM Helpdesk.

Several policies owned by the Company to support working mothers, among others:

1.	Mutasi Atas Permintaan Sendiri (APS) or Job Transfer by Choice to join and live in the same city as your family without having to resign.
2.	Option to apply for Work From Home (WFH) for those who need to take care of family members with certain conditions.
3.

Provides child care facilities and a lactation room. This facility has been temporarily suspended due to the pandemic, but will definitely become a priority once the situation changes to the new normal.

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In addition to policies, TelkomGroup also organizes informal event in the form of webinar with a focus on women's physical and mental health as well as financial awareness.

In assessing performance of each employee, Telkom provides a dashboard and application to ensure that all assessment and measurement processes are truly objective. Objective assessment and measurement provide equal opportunity to enter the talent pool for certain managerial position.

Our efforts have resulted in an increase in the number of female employees in managerial position as shown in the following table.

Number of Employees by Managerial Position and Gender of Telkom [405-1]

Description	2021		2020		2019
	Men	Women	Men	Women	Men	Women
Band I	126	10	122	7	119	9
Band II	550	79	564	65	604	62
Band III	1,684	675	1,914	600	1,661	368
Sub Total	2,360	764	2,600	672	2,384	439
Total	3,124		3,272		2,823

The number of talented women increased by 6% compared to last year.

The target of SOE in increasing the role of women at the leadership level is 15%, but in Telkom the number of women occupying the leadership level reaches 21%. This achievement increased by 3.5% per year.

Provide Opportunities for Opinions

One form of TelkomGroup's compliance with Law no. 13 of 2003 regarding Manpower and Law no. 21 of 2000 regarding Trade Unions/Labor Unions, namely by guaranteeing freedom of opinion and association for all employees. There are several labor unions in TelkomGroup as a forum for their aspirations, namely:

1.	Serikat Karyawan Telkom Indonesia (SEKAR TELKOM);
2.	Serikat Pekerja Telkomsel (SEPAKAT);
3.	Serikat Pekerja Infomedia Nusantara (SPIN);
4.	Serikat Pekerja Metra Digital Media (Serikat Pekerja Digital or SPMD);
5.	Serikat Karyawan Graha Sarana Duta (Serikat Pekerja Graha Sarana Duta or SKATA).

In addition, employees can also submit opinions, criticisms, or suggestions to the company through other communication media such as HC Helpdesk (e-mail-in service, phone-in service, chat-in WhatsApp Chat and Telegram).

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No Child Labor

We ensure that there are no underage workers in TelkomGroup work environment. This commitment is also part of our support for the commitment of Ministry of Manpower and International Labor Organization (ILO) in realizing Indonesia free from child labor. In practice, we set a minimum age limit for prospective employees, which is 18 years.

Working Time and Leave Entitlements [401-3]

There is no forced labor practice at TelkomGroup. We have a policy that regulates working hours of employees that not to exceed the maximum number regulated by law. Due to the COVID-19 pandemic, we have adjusted the way we work by implementing flexible working time arrangements which are divided into Work from Home (WFH), Work from Office (WFO), and Hybrid (WFO-WFH). This Flexible Working Arrangement/FWA is very suitable to be applied in the telecommunications industry and permanent employees can work effectively. In addition, the application of FWA also gives female employees more benefits, because they can work while completing other homework.

In terms of work arrangements, TelkomGroup also has a leave policy for all employees, and support the work comfort of female employees:

1.	Child care facility support;
2.	To create a friendly workplace for working mothers, Telkom has taken the initiative to provide 4 day care and 34 lactation rooms in several offices;
3.	Parental leave policy, which stipulates paid maternity leave of up to 3 months can be taken before and after giving birth, while paid paternity leave can be taken for 7 days.

Apart from parental leave, we also have a policy that stipulates annual leave rights for all employees for a maximum of 12 days, severance leave rights (every 3 years) for a maximum of 45 days, and important leave for a maximum of 7 days.

Employee Remuneration [401-2]

One of rewards for employees is realized through the provision of fair remuneration. There is no difference between the remuneration of male and female employees, both at the lowest level to the senior management level. In accordance with regulations, Telkom and its Subsidiaries comply with the provisions of the Provincial Minimum Wage (UMP) regulation by setting the lowest salary above the UMP. The remuneration policy implemented at Telkom has taken into account the cost index at each employee's work location, such as in remote areas, so that the remuneration received may vary.

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Protecting Employees from Harassment

As part and enforcement of human rights in the TelkomGroup work environment, the Company strives to provide a work environment that is conducive, safe, and free from discrimination and harassment. This effort is carried out by providing complaint channels through superior, Human Center Helpdesk and also through the Whistleblowing System. Telkom will strictly impose sanctions on perpetrators of harassment and will protect anyone who makes a report in good faith regarding allegations of discrimination, harassment, violation of the code of conduct or any other allegations of inappropriate behavior. We also expect employees at the management level to set an example and to inspire employees at lower levels in the workplace, by adhering to the code of ethics, following the company's principles and values.

EMPLOYEE PERFORMANCE

Employee Performance Management

Telkom has developed an Dashboard Objective and Key Result (OKR Dashboard) which is useful for organizing, communicating, implementing, and monitoring company’s achievement/target that effective and measurable. Each employee has an ID to be able to access the OKR Dashboard. Through the OKR Dashboard, it is hoped that a more integrated work system will be implemented. Some of the advantages of using OKR Dashboard, namely:

1.	Alignment: each employee's goals will be integrated with the goals of work unit and the goals/targets of company;
2.	Agile: adaptive in any changes related to business needs and company operations;
3.	Traceable: achievements and obstacles that occur in OKR can be traced quickly;
4.	Fairness: determination of OKR based on communication and agreement between employees and management above;
5.	Transparent: monitoring progress and target fulfillment can be carried out by relevant parties;
6.	Objective: assessment of each OKR is carried out based on accountable data.

Performance Evaluation and Assessment [404-3]

In order to support the achievement of company’s performance, TelkomGroup needs to ensure that its human resources have an optimal and professional performance by conducting regular employee performance appraisal every year. Performance appraisal is carried out to all employees based on achievement target of Sasaran Kerja Individu (SKI) and CBHRM (Competency Based Human Resource Management) 360 degrees assessment. In 2021, all (100%) employees have met the required performance appraisal.

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RETIREMENT PROGRAM [201-3]

TelkomGroup values employee loyalty and provides a Defined Benefit Pension Program and a Defined Contribution Pension Program for them. The Defined Benefit Pension Program (PPMP) applies to permanent employees who started working within TelkomGroup before July 1, 2002, while the Defined Contribution Pension Program (PPIP) applies to permanent employees who join TelkomGroup after July 1, 2002. However, both programs does not apply to the Board of Directors.

Telkom Pension Fund (Dapen) manages PPMP with pension benefits paid calculated based on the basic salary at the time of retirement and employee's service period. The amount of employee contributions included in the PPMP is 18% (before March 2003: 8.4%) of basic salary, while the company's contribution for the year ended December 31, 2021 is Rp226 billion. Meanwhile, PPIP is managed by the Financial Institution Pension Fund (DPLK). Provisions for the company's contribution to the DPLK are calculated based on a certain percentage of the employee's salary. As of the end of 2021, the company's contribution to PPIP to DPLK is Rp44 billion.

In addition to the pension fund program, Telkom also provides training for employees who are entering retirement age, namely those who are 56 years old. There is training available to improve their abilities so that they are expected to be able to work after retirement. The training program provided includes training related to psychological, spiritual, and welfare programs as needed. In addition, we also prepare workshops with useful themes for employees who are entering retirement age. [404-2]

EMPLOYEE HEALTH AND SAFETY [103-1; 103-2; 103-3]

TelkomGroup provides digital-based work facilities that allow employees to work optimally even in high mobility. Each workspace is equipped with various facilities to make it easier for them to work and interact with each other comfortably and safely. This effort is also expected to create a conducive working atmosphere on an ongoing basis.

The health and safety of all employees is also an important thing that we strive for. In addition, TelkomGroup also ensures a safe and proper work environment, not only for employees but also for all vendors or stakeholders in our work area. All parties are encouraged to comply with and implement the occupational health and safety management system (SMK3) that applies at TelkomGroup. [403-8]

SMK3 is implemented based on Resolution of the Board of Directors No. 37 of 2010 regarding Company's Security and Safety Management Policy dated October 26, 2010 (KD No. 37/2010). The K3 aspect is also regulated in PKB VIII article 51 where there is a statement that "Telkom is obliged to organize an occupational safety and health program in accordance with the applicable laws and regulations". Our SMK3 has also been certified Golden Flag from the Ministry of Manpower of the Republic of Indonesia, which covers the entire area of the Regional Office and Telecommunication Regional Office (WITEL).

Company has procedures for reviewing work accidents and occupational diseases (PAK) for every incident or incident in the work environment that causes victims. Then a report is prepared based on finding facts and field documentation containing causes, corrective actions and accident prevention. Certification is obtained after an audit of incident documentation, monitoring processes and monitoring documents, ongoing evaluation and training. [403-1]

Hazard Identification and Incident Reporting [403-2]

To ensure safety throughout Telkom's operations, we monitor and evaluate the potential hazards and risks of HSE. HSE is implemented strictly, especially at the location of telecommunications infrastructure projects that are being developed by TelkomGroup. Every work carried out by TelkomGroup employees and partners must pay attention to various safety procedures. Everyone must be responsible for their own safety and increase their concern for the safety of others and the work environment when they are there. We have an accident incident reporting mechanism in place according to KD No. 37/2010.

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Some of the types of high-risk jobs that we mapped are:

1.	Work at height;
2.	Work at risk of being exposed to high voltage;
3.	Work at ground tank;
4.	Work at manhole;
5.	Work at optical splicing.

Reporting and handling incidents are carried out through the reporting mechanisms in regional offices and Telkom headquarter office under the  Security and Safety Unit.

HSE Facilities [403-3; 403-6]

TelkomGroup established the Health Foundation (YAKES) to manage employee health. This foundation undertakes the planning, control and maintenance of the health of employees, retirees and their families. Through YAKES, we also built a polyclinic at the Head Office, carried out counseling, physical promotion, and carried out corporate hygiene and work safety programs. The implementation of the work safety program includes simulation of emergency response and first aid in accidents.

In accordance with Decision of the Director of Human Capital & General Affairs of the Company (Persero) number KR.08/PS600/COP-B0012000/2008 regarding Guidelines for the Implementation of Health Services for Employees and Their Families, YAKES' facilities consist of:

1.	General and dental polyclinic;
2.	Gym;
3.	Lactation room;
4.	Basic life support simulation room;
5.	Midwifery check-up.

Communication, Socialization, and Consultation Related to HSE [403-4]

Awareness of K3 continues to be pursued through various activities that involve employees and work partners in TelkomGroup work environment, thereby reducing the risk of accidents or occupational diseases. Various K3 programs run by TelkomGroup are:

1.	Safety Talk;
2.	Safety Risk Observation Round (SROT);
3.	Check list for working readiness;
4.	Management Visit;
5.	HSE Patrol;
6.	HSE Training;
7.	Manufacture and Installation of HSE Signs;
8.	HSE Team Meeting;
9.	Basic Life Support (BLS);
10.	Formation of Emergency Response Team.

Training Related to HSE [403-5]

We provide employees working in the field with a variety of safety training topics, including working at heights, electrical safety and safe driving. There is mandatory training and special training according to the particular job and the risks of the job.

K3 Training Data in 2021

Type of Training	Number of Employees	Number of Training Hours
General HSE Expert	44	1,056
HSE Firefighter Type D	21	504
SMK3 Auditor Certification	26	624
Total	91	2,184

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Our Employees’ Health [403-10]

TelkomGroup has also identified several occupational diseases (PAK), which consist of:

1.

Physical: electric shock, noise, dim lighting and ergonomic factors that can cause physical fatigue, muscle aches, bone deformities, changes in shape due to chair and table positions when used do not meet ergonomic requirements.

2.	Infection: contracting from Corona virus through the office or workplace.
3.	Chemicals: everyday chemicals (eg: floor cleaners) that can cause skin diseases such as dermatitis, are common among GSD colleagues.
4.	Psychological: lack of work-life balance. Heavy and continuous work demands can cause burnout or mental exhaustion.

As part of monitoring occupational health, every employee is entitled to the annual Medical Check Up (MCU).

HSE Performance Report [403-9]

TelkomGroup's efforts in mitigating work accidents are by implementing an occupational health and safety management system in accordance with industry best practice and international standards. Awareness of HSE and the implementation of SMK3 is also embedded in the corporate culture. Throughout 2021, several Telkom offices (excluding subsidiaries) in the regions managed to avoid fatal accident and received Golden Flag certificate from Ministry of Manpower of the Republic of Indonesia. The implementation of HSE is not only carried out in Telkom's offices, but also in projects carried out by Telkom. HSE is implemented strictly together with work partners. In Q4 2021 there was 1 building of WITEL East Nusa Tenggara that not received Golden Flag certificate due to the building relocation.

HSE Prevention and Mitigation that Directly Impact Business Relationship [403-7]

Telkom has the company’s safety and security procedures and guidelines, in order to reduce incidents during high-risk operations. To take into account the HSE risks to our partners and employees, Telkom has implemented occupational health and safety procedures. For some jobs, we also run a Check List for working readiness and Safety Talk. Direct supervision in the field is carried out during HSE Patrol and Management Visit.

We also have an extensive operational manual with detailed guidance on safety protocols at the project site and towers in particular. In addition, Telkom strengthens the implementation of incident investigations, reporting and corrective actions, and comprehensive programs to ensure vendor compliance with safety standards and certifications. Regardless of who is doing the work, we will invest considerable resources to ensure everyone who works within Telkom remains safe.

Respond to COVID-19

As an effort to protect employees and stakeholders against COVID-19 in the work environment, we carry out standard procedure instructions for entering TelkomGroup office/building. This information can be accessed at https://telkom.co.id/telkom-tanggap-covid-19/infographic/prosedur-telkom-group.pdf.

For those who work in TelkomGroup environment, they are required to carry out health and safety protocols to prevent and reduce virus transmission among employees. The existence of FWA has also supported the termination of COVID-19 chain because it will encourage employees to work from home as well as the use of Diarium application to optimize FWA implementation through FWA location check feature at certain hours. In addition, it will also keep employees safe at home.

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Through the discipline of implementing FWA and health protocol, it is expected to maintain healthy and more flexible business operations. In addition to normal health procedures, TelkomGroup is responding to the impact of COVID-19 by providing a safe work environment by improving technical controls, such as providing personal protective equipment, temperature measuring device, hand sanitizer, and placing air purifier. In addition, we have accelerated vaccination for employees since March 2020, so that Telkom's employee vaccination achievement until the end of 2021 reached 100%.

DIGITAL CAPABILITY READINESS

To realize digital transformation to digital telco, TelkomGroup needs to have human resources who have the capacity and capability in the digital field so that they will be able to face the current digital transformation that is being carried out. Telkom and its Subsidiaries strive to build a more effective and efficient digital work culture. To support this, the concept of digital workstyle (paperless, wireless, seamless, riskless) and open space (un-assigned desk, collaboration space, warm ambience) is applied in TelkomGroup work environment. In addition, in HR management, TelkomGroup has utilized an integrated digital application, namely Integrated Human Capital Management System (IHCMS).

In this digital era, we see the potential for massive retirement until 2023, which could lead to a gap in capacity and capability of HR. Many factors affect the potential for massive retirement, one of the most dominant reason is opportunity to develop personal skills and/or opportunity to contribute according to skills and passion. To deal with the risk of gap in the capacity and capability of HR, we develop and implement the TelkomGroup Digital Capability Strategy, as well as prepare the Design Development Plan needs that is in line with the business strategy of Telkom and its Subsidiaries. This strategy is also one of TelkomGroup's efforts to build a digital culture and increase the number of "digital ready" employees.

Digital Amoeba

TelkomGroup took the initiative to form Indigo Amoeba with the aim of encouraging continuous innovation from digitally ready employees. Digital Amoeba is Telkom Indonesia’s Corporate Innovation Lab program that aims to capture and accelerate innovation from Telkom employees.

Through innovations developed by Telkom's internal startup, Digital Amoeba can hone TelkomGroup's human capital skills to be better prepared to face the digital era. This program has also produced innovative products and new processes based on digital technology. In addition, from product development and sales, team involvement and various parties will be able to build synergies between SOEs and support the growth of Indonesia's digital economy.

Digital Amoeba Activity during 2021

231 innovation idea	698 people involved	102 team active to perform product validation
18 team ready to be accelerated towards commercial	64 team developed a new business portfolio

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THE MECHANISM OF EMPLOYEE FEEDBACK MANAGEMENT

Openness between management and employees is always maintained. This is also part of the effort to have a healthy industrial relationship between the company and its employees. TelkomGroup accepts suggestions, criticisms, and complaints from employees regarding employment issues in accordance with the available reporting mechanisms. Complaints can be submitted via:

HC Helpdesk 1. E-mail-in service hr_helpdesk@telkom.co.id 2. Phone-in service to number 1500305 3. Chat-in via WhatsApp to number 08111-900-305 4. Telegram @hchelpdesk_bot	HC Wiki Search engine service to find information about employment and Telkom's human capital policy catalog.	With-U Counseling services regarding personal issues, performance and general issues, employees can schedule the counseling through HC Helpdesk and carry it out via 1on1 video conference.

In 2021, as many as 12,426 complaint/feedback tickets have been received to be followed up by the relevant units. There was an increase in the number of complaints received by 439%, compared to last year which reached 2,306. The majority of received complaints/feedback are related to remuneration.

In responding to employee complaints, TelkomGroup has made several improvements, including:

1.	The integration of feedback management in HC Care Center which is equipped with Contact Center Agents and hunting telephone lines to increase service responsiveness.
2.

Development and improvement of HC Wiki system to make it easier to find information, equipped with hashtag and classification based on the type of document; HC Wiki is currently also equipped with a user behavior/database logging feature, later this feature can be used to better understand user needs and build the forerunner of machine learning.

3.	Redirect ChatBot that connected to HC Helpdesk WhatsApp Channel.
4.	Migration of service system to Single Point of Contact HCM using an omnichannel platform which is managed more professionally in collaboration with PT Infomedia Nusantara.
5.	Scheduling request for counseling and coaching With-U through Diarium Mobile Application.

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COMMUNITY:

VALUE-SHARING ALONGSIDE THE COMMUNITY

PROVIDING REGIONAL ECONOMIC GROWTH [203-1; 203-2]

Through telecommunications products and services spread throughout Nusantara, TelkomGroup can contribute to stimulate regional economic growth. Our existence has also absorbed local workers and partners who also employ local workers. In addition, with its capabilities, TelkomGroup has contributed to infrastructure development and the provision of digital connectivity in all regions in Indonesia to realize the Indonesia Digital Network (IDN).

TelkomGroup's investment is to accelerate the distribution of digital telecommunications infrastructure in Indonesia, including fiber optic on land, submarine cable on sea, and satellite on air. TelkomGroup, through Telkomsel, has a total of 251,116 Base Transceiver Station (BTS). Through the investment in telecommunications infrastructure that we manage, TelkomGroup has reached 95% of population in Indonesia, including in 3T (Tertinggal,  Terdepan, Terluar or Lagging, Foremost, and Outermost) areas, all of which are commercial.

In line with digital transformation and support for digital acceleration in Indonesia, Telkom has modernized infrastructure in several areas through Modern Broadband City. This activity is carried out to answer the increasing need for digital services in various regions in Indonesia. Infrastructure upgrades have been carried out, so that TelkomGroup's support in providing broadband and wider access can facilitate communication, work, study activities, and community business to remote areas of the country.

GROWING WITH THE DIGITAL SOCIETY

Indonesia plays a key role in Southeast Asia's new economic development with a digital economy. On the other hand, the impact of COVID-19 pandemic has accelerated the transformation of digital society and accelerated the creation of a digital economy in Indonesia. Telkom wants to grow and share values with society in the digital era by taking a role in stimulating the development of the digital startup industry in Indonesia.

Indigo Program

Telkom supports digital creative development through Indigo Program. This program will incubate startup with the aim of increasing the competitiveness, independence, and growth of the national digital economy. In the implementation process, Indigo Program is supported by a creative camp called Indigo Space to foster digital talent (nurturing creativity) and a creative center, namely Indigo Hub which is an incubation center with mentoring activities (global mentors and residents), workshops, business evaluations, and channeling/networking.

17 Indigo Space	50,000+ Digital talent fostered by Indigo Space	4 Indigo Hub

Indigo also encourages startup to synergize with TelkomGroup and help them to obtain continued investment from domestic and global investors. Several events undertaken in 2021 include Indigo Gathering, Indigo Hackathon, Indigo Bootcamp, and Indigo Demo Day. Through this event, startups met with Tribe Digital, Customer Facing Units (Directorates/Divisions) and Subsidiaries as well as investors or venture capital.

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In 2021, Indigo Program carried out a rebranding of Indigo to adapt with changes in the incubation program and acceleration of digital startup in the 'new normal' era due to COVID-19 pandemic. The novelty of the rebranding process is not only internally in terms of managing its incubation program, but also by launching external initiatives with hope of contributing to real digital economic growth for Indonesia.

The implementation of Indigo Program in 2021 has attracted the attention of 981 startup, with the number of startup that passed the screening of on desk selection stage, namely 295, until it narrowed to 26 startup that pitching virtually in front of the jury which consisted of Indigo Management team, Indigo Program mentors, as well as representatives from MDI Ventures and TelkomGroup. It is hoped that the selected startup will represent a qualify startup where they not only excel, but also have a social impact, and of course have the potential to contribute to the growth of Indonesia's digital economy in the future.

Venture Capital

The existence of PT Metra Digital Investama (MDI or MDI Ventures) can provide access to synergy between TelkomGroup and startup. MDI Ventures is a subsidiary of TelkomMetra and is known as corporate venture capital with its business activities consisting of investing - synergy - portfolio management - value creation and fundraising.

4 + 8 (via Fund) New startup in 2021	57 + 14 (via Fund) Total startup as of December 31, 2021	3 Startup Unicorn in 2021

The synergy built by MDI Ventures is not only with TelkomGroup, but also involves several Indonesian SOEs to build a digital ecosystem and accelerate digital transformation. In addition, MDI Ventures also collaborates with global startup incubators and accelerators to support Telkom's Indigo program in funding. Collaboration with global investors (VC or PE) in investing in global startup is also ongoing through joint-investments. There are three funds managed by MDI Ventures apart from Telkom, namely TMI Fund from Telkomsel Mitra Innovation, Centauri Fund in collaboration with KB Financial Group (Kook Min Bank), and Arise Fund in collaboration with Finch Capital Netherland.

COMMUNITY INVOLVEMENT DEVELOPMENT [203-2; 413-1]

The Community Involvement Development (CID) program is part of the Corporate Social Responsibility (CSR) implemented by Telkom. The general policy for implementing CSR refers to Regulation of the Board of Directors No. PD.703.00/r.00/HK200/CDC-A1000000/2021 regarding Social and Environmental Responsibility (CSR) Program. As a SOE, Telkom is obliged to carry out and report CSR activities to the Ministry of SOE. CSR management policy refers to Regulation of Director of Human Capital Management No. PR.703.01/r.00/HK200/CDC-A1000000/2022 dated March 30, 2022 regarding Guidelines for the Operational Implementation of Social and Environmental Responsibility program.

In preparing and designing empowerment program, Telkom encourages the active role of community and other relevant stakeholders, so that they feel as owners of the program being implemented, not only as the target of activities. Telkom evaluates each activity result periodically using success parameters, including CSR-Index, Net Promoter Score/NPS, effectiveness of disbursement of funds, and collectability. Telkom also analyses the Social Return on Investment, namely the comparison between the resources invested in an activity compared to the benefits received by the community or company, so that the positive impact of Telkom's activities on the surrounding community will be reflected.

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Food Aid Distribution

Telkom supports the achievement of SDG 2 in Indonesia by distributing food aid for chronic food insecurity (low income) communities in 89 location points and transients (disaster emergencies). This Rapid Disaster Response Program distributes basic necessities, medicines, and tents to respond to disaster that occur in the company's operational areas and becomes a medium for employee volunteerism. Throughout 2021, Telkom has distributed aid for 31 natural disasters and other disasters, namely earthquakes, floods, landslides, and fires. A total of 232 Telkom volunteers helped 45,452 disaster victims. In addition to disaster victims, we also run a Qurban meat aid program to be distributed to underprivileged communities around operational areas throughout Indonesia, which reaches 23 cities/districts with with beneficiaries as many as 1,100 families.

Vaccine Distribution and Access to Medicines

The COVID-19 pandemic still need to be aware for 2021 because the impact is not only on social aspects but also on economy. TelkomGroup to assist the government in efforts to overcome the COVID-19 pandemic is to distribute vaccines to public through the Joint Vaccine Center. Other aid to complement the vaccine distribution activities that we provide are:

1.	PPE (Personal Protective Equipment) aid for medical personnel and doctors throughout Indonesia, including ventilators to SOE Foundation for Indonesia;
2.	Call Center Services related to Convalescent Plasma Donors;
3.	Ambulance and Oxygen Cylinder aid for communities around Telkom's operational area;
4.

Support for Vaccination Implementation to SOE Foundation For Indonesia in big cities in Indonesia with a target of 25,000 vaccines distributed through Sentra Vaksin Bersama (SVB) or Joint Vaccine Center which reaches 5 big cities with a total of 42,871 vaccine doses.

Acceleration and expansion of vaccination is important so that the target of people who have received vaccinations more than 70% by the end of 2021 can be achieved and Indonesia will soon achieve communal immunity.

Digital Education for Community

Education is a fundamental right in the value of human life because it has an important role to support human life. Telkom's commitment to education is to provide training for students and teachers through digital-based learning. We provide learning facilities and infrastructure assistance, as well as build offline or online learning creativity using technology during the COVID-19 pandemic.

Telkom seeks to encourage schools to include the necessary basic services, such as computer and/or internet facilities for learning, to ensure a safe and effective learning environment for all students. In 2021, we have distributed computer and internet facilities to more than 88 schools with beneficiaries of around 5,798 students in 14 provinces. Internet access assistance for learning using IndiHome Fiber Optic and Mangoesky Satellite has also reached 3T (Terdepan, Terluar, Tertinggal or Front, Disadvantaged, Outermost) areas. There are 69 villages afforded by Mangoesky Satellite technology and 30 villages afforded by IndiHome Fiber Optic technology.

In context of offline or online learning creativity, Telkom runs a workshop to improve teacher competence during COVID-19 pandemic, utilizing digital technology for teachers and students. To improve the quality of teaching and learning, teachers and students can access www.digitaleducationforindonesia.com. Meanwhile, teachers can store their teaching materials in the Digital Repository of Teacher's Work http://lms.digitaleducationforindonesia.com. This initiative has been followed by 6,202 Playgroup, Elementary School, Junior High School, Senior High School, and Madrasah Tsanawiyah (MTS) teachers from 5,013 schools and contributes to the proportion of adolescents and adults with information technology skills 58% of the target of 10,000 people in 2021.

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Supporting Disability Independence

Telkom also supports the empowerment and independence of people with disabilities, one of which is by providing educational facilities to students with disabilities in two locations, namely Bandung and Cianjur, in the form of:

1.	I-Chat application for people with disabilities who are deaf - speech disorder;
2.	Braille computers (including applications) for people with visual impairments;
3.	Props for people with disabilities who have mental retardation and physical disability.

Clean Water and Sanitation Aid

The main focus is on the availability of food, clean water and energy which are the basis of life. Public facilities assistance provided by Telkom in the form of clean water sanitation, toilets, and the construction of clean water networks in more than 40 beneficiary cities/districts during the period 2020 - 2021. This aid has reached 16 provinces, with a total assistance of Rp9.2 billion. The realization of the clean water and sanitation assistance program consists of 38 construction points for water reservoirs, as well as 52 points for sanitation and public toilets, which can be utilized by 1,000 household heads or approximately 4,000 people.

Provision of Public Lighting with Renewable Energy Sources

To support the use of environmentally friendly energy sources, Telkom integrates social aid that supports environmental aspect. Through the Community Service Team of the Telecommunication Technology Institute (IT Telkom) Surabaya, Telkom provides aid in the form of penerangan jalan umum (PJU) or public lightning with renewable energy sources from solar panels on the streets on the mountain slopes of Ngeni Village area, Wonotirto District, Blitar Regency, East Java.

PJU solar-powered lights can operate without being connected to PLN grid while providing a lighting solution for the streets in Ngeni Village. Currently, 12 PJU solar-powered have been established. In addition, the service team provides technology skills training which is PJU solar-powered assembly training for the youth groups of Ngeni Village. The training materials include a comprehension of electronic components of PJU solar-powered, electrical schematic diagram, and modification to the arrangement of PJU solar-powered. Through this training, it is hoped that Ngeni Village community can take care of PJU solar-powered that was donated.

Supporting Business Development of SME Foster Partners

TelkomGroup helps the Government to improve access and development of SME to obtain non-bank financial services through the Partnership Program. The support for development of SME carried out by TelkomGroup is expected to encourage an increase in public acceptance so that it has a positive impact on the growth of real GDP per capita in Indonesia. In addition, with the aid for SME, it is also hoped that the unemployment rate will decrease. Telkom, through CDC Witel, distributes regular loan funds and coaching funds with the aim of opening up opportunities for economic growth for SME players.

As of the end of 2021, Telkom has disbursed a total of Rp223.28 billion loans to more than 5,370 foster partners. Foster partners consist of SME engaged in the business sectors of industry, trade, agriculture, animal husbandry, plantations, fisheries, services, and others. The three sectors with the largest disbursement of funds in 2021 are the trade, industry, and services sectors. Telkom’s foster partners have an average of 3 employees, so that until 2021 there are at least 38,778 people who have a steady income by working in the foster partners' businesses.

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The classes of SME foster partners become a facility of measuring the success of Partnership Program management with the 'Upgrade' indicator. The 'Upgrade' foster partners is the shift of foster partners from the lower cluster to the higher cluster. In order to support SME’s efforts to upgrade the class, Telkom has made more structured improvements through the implementation of the SME Curriculum which consists of several module stages, namely Go Modern, Go Digital, Go Online, and Go Global stages. The training program provided includes upskilling in finance, promotion, and marketing 4.0 in order to understand how to create and manage social media accounts and registration via market places, as well as other activities aimed at increasing the productivity of foster partners. It is hoped that this coaching program in addition to increasing the class of fostered partners, can also synergize competencies, strengthen competitiveness and streamline marketing activities for small and micro businesses.

Telkom has also developed the SME Digital Platform “UMK Access” as a digitization program for information services needed by foster partners, foster partners' manager and CDC management. This is necessary to support transparent communication and information between manager and foster partners, as well as joint control regarding the installments of fostered partner. On the other hand, through the UMK Access media, it is hoped that it will become Creating Share Value (CSV) for the company's business, especially to offer the right TelkomGroup’s product for SME.

SME Digital Platform Utilization Program

Telkom supports the development of small and micro enterprises in Indonesia with various programs that can help SME to gain access to capital, increase competence and access to trade markets. Digitizing solutions for SME business activities through the utilization of application and digital platform and commercializing SME products through digital e-commerce mysooltan with 256 foster partners and through PaDi SME with 577 foster partners.

We also organize a program to provide internet packages for SME community. The collaboration in SME’s management assisted by Telkom and Telkomsel provides special internet packages for SME to participate in training and digital assistance. The Community Package is intended for individuals who take shelter in a business community that is engaged in SME segment. Telkomsel's foster partners number is registered to be able to use SME internet package who participate in training/socialization will get a replacement for credit/quota. Total of 5,165 foster partners using Telkomsel, IndiHome 934 foster partners, and LinkAja 794 foster partners.

Smart Village Nusantara

Through the Assisted Villages namely Smart Village Nusantara Program, Telkom contributes to the improvement and development of community welfare as an effort to strengthen the nation's competitiveness. This program has succeeded in growing many small businesses and has an impact on growing new business actors, as well as helping the development of digital infrastructure and rural public facilities. Many benefits are felt by the community and assisted village officials, ranging from support for developing digital village ecosystems to realize a sustainable village economy, ease of working on village administration, convenience of information and communication for village communities, as well as benefits for BUMDes which can increase Pendapatan Asli Desa (PADes) or Village Original Income. Furthermore, this program makes it possible to connect every village entity to the digital ecosystem in order to improve the quality of government services and the quality of life of rural communities.

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There are three main programs that are run, namely:

1.

Smart Economy, has the aim of improving the village economy through a citizen participation business model and strengthening BUMDes as a locomotive for economic development in the village ecosystem. This activity is supported by digital applications, namely iKAS for ePOS SME, eLok (electronic counter) for village tourism, simpledesa for village government service management between residents and in the future village economy.

2.

Smart Society, has the aim of increasing the capacity, ability and quality of life of rural communities with the spirit of collaboration. This activity is supported by digital applications, namely ePuskesmas, ePosyandu, CCTV, Panic Button, Bioskop Desa, and e-Library.

3.	Smart Government, has the aim of improving the process of public services and administration. This activity is supported by Portal Desa application, ewarga, monev desa, and UCM user management center.

In addition to the digitization program for the assisted villages, there is also a tourism village development assistance program. The total number of assisted villages that have been realized until 2021 is 7 fostered villages. Telkom has realized an assisted of Rp4.97 billion for rural digitization and public facilities for tourism development.

Innovillage

Telkom supports national programs related to digital transformation and improving the economy of rural communities. This is also in line with Telkom's vision to become the digital telco of choice to advance the community. Therefore, Telkom collaborates with Telkom University to run the Innovillage program with tagline Empowering Young Innovators for Digital Village. The purpose of this program is to become a forum for universities in Indonesia to inspire students to be directly involved in helping provide solutions to the social problems of their local communities, through applicable digital innovations that can also support the achievement of the Sustainable Development Goals. There are 1,370 registrant proposals received from 31 provinces in Indonesia, and the top 120 winners from 28 provinces have been awarded.

Infrastructure to Support Mobility and Local Economic Growth

Sustainable and inclusive economic growth needs to be supported by infrastructure development to support national connectivity, growth, and industrial expansion that can increase the growth of the labor-intensive sector. Telkom pays attention to the condition of the community in some areas that are still having difficulties in terms of connecting access between regions or the mobility of daily life. Therefore, Telkom contributes to overcome these problems by building suspension bridges at 10 points in the 3T area and building rural roads at 10 points in 2021. The improvement of road and bridge infrastructure is expected to facilitate mobility and drive rural economic potential. The usefulness value obtained from this infrastructure assistance is around 55,000 thousand villagers get access to proper infrastructure..

Contributing to Provide Decent Housing

Access to affordable and livable houses and proper places of worship in some areas is still not evenly distributed. Taking into account this condition, Telkom has implemented House of Worship Renovation Assistance Program; Home Renovation Assistance Program; Construction of Sports Facilities; and Green Open Space. A total of 50 houses were renovated. Telkom helped renovate 200 places of worship. The realization of sports facilities and green open spaces was carried out in 100 spots.

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Together with Community Mitigating the Climate Change Impacts

The impact of climate change is already being felt, especially in an archipelagic country like Indonesia. Telkom involves the community to create resilience to climate change, which is realized through outreach activities, coral reef rehabilitation actions, mangrove cultivation, reforestation, and waste management. Coral reef rehabilitation was carried out on Liwungan Island and Badul Island, both in Pandeglang Regency, Banten. Mangrove cultivation is carried out on Sawah Kabayan beach, Lebak Regency - Banten and Semarang Mangrove Center. The planting of trees or reforestation is carried out at 7 points, namely: Ciladaeun Village - Lebak Regency, Sukajaya Village - Bogor Regency, Ridogalih Village - Bekasi Regency, Kareumbi Village – Bandung Regency, Cinta Village and Pakenjeng Village in Garut Regency and Bumi Nyiur Village in Manado Regency, while waste management activities are carried out at 6 points, including: Sisari Village - Bogor Regency, Kayuringin Village - Bekasi City, Kuningan Barat Village in South Jakarta and Genteng Village, Babakan Village and Kertamaya Village in Bogor City.

Support for Strengthening Governance System and IT Support

Values that Telkom wants to share with the community include an understanding and perspective in building peace, creating equitable justice for all parties, and developing strong institutions. This is in line with support for SDG 16. We encourage these values to be accepted and implemented by all our foster partners. To make this happen, Telkom strengthens digitization efforts and digitization of program management through SIM TJSL. The use of SIM TJSL aims to improve and maintain information systems, as well as maximize the use of data analytics and decision support system in strategic decision making. Telkom cooperates with BNPT to provide training and work equipment to assisted SME. It is hoped that community development programs can be reliably managed through strengthening the governance system and IT support.

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ENVIRONMENT

Operation Impacts on Environment

The impact of the COVID-19 pandemic has caused society and the economic sector to depend heavily on reliable communication networks. In addition, digitalization has an important role in aspects of human life today. The operation of digital communication and telecommunications networks depends on the technology used. TelkomGroup understands that the intensive use of technology in the digital telecommunications industry could have an impact on environmental aspects. Therefore, we strive to manage environmental aspects in a sustainable manner including energy consumption and emissions resulting from the operation and use of technological equipment. From the side of users of products and services, Customer Premises Equipments (CPE) or devices used by customers are the significant things that will affect environmental aspects. We also manage electronic devices that have reached their end of life and ended up as waste.

The environmental management policy in TelkomGroup refers to Regulation of Minister of Energy and Mineral Resources No. 14 of 2012 regarding Energy Management. Its implementation is carried out collectively and supervised by the head of the relevant unit. The environmental management carried out by the TelkomGroup is manifested in several programs, including energy efficiency, use of renewable energy, waste management, water management and recycling, as well as the use of more energy efficient hardware.

Furthermore, we believe that our operations did not cause an adverse impact to the biodiversity. TelkomGroup's operational activities are far from protected areas and/or not in areas with high biodiversity value. For example, the placement of submarine cables or the construction of telecommunications towers only has the potential to cause temporary disturbances during construction, but does not have a significant impact on flora and fauna in the long term.

ECO-FRIENDLY WORK CULTURE

An environmentally friendly culture is expected to be implemented by all employees to produce a significant impact on environmental performance in TelkomGroup. We also urge partners who carry out their activities in TelkomGroup operational area to support an environmentally friendly work culture. Socialization of the environmentally friendly lifestyles is carried out on an ongoing basis to increase awareness and involvement of all employees and stakeholders in TelkomGroup area. Some of the eco-friendly cultures are activities to reduce the use of plastic beverage packaging and reduce plastic in the activities held.

Another culture that is still being implemented is “Bike to Work” program. Telkom supports cycling activities to the office to reduce carbon emissions from vehicles. Regarding emission reduction efforts, we also maximize digitalization and use of information technology systems with the aim to reduce paper usage. Telkom sets policies on the utilization and dissemination of information through online systems such as electronic official memo, virtual meeting, shared files, online survey, and IT based HR services. The implementation of “Work from Home” policy has supported an environmentally friendly culture in terms of saving paper and becoming a new habit for working online.

Currently, Telkom Group implements a paperless system in sending invoices to customers. This is in line with the company's goal of digitizing and reducing paper usage. Bills are informed to customers through digital channel including application (MyIndiHome and MyTelkomsel), e-mail, outbound call, and running text on UseeTV service. Approximately 8.6 million IndiHome subscribers and 7.2 million postpaid cellular subscribers receive bills via paperless system, so that Telkom has the potential to save 181 million sheets of paper (equivalent to 362 thousand reams of paper), if it is assumed that each customer receives 1 sheet of billing paper per month in 1 year.

Environmentally friendly culture is also realized through the #BhayPlastik movement, where Telkomsel invites public to reduce the use of plastic or plastic waste. The #BhayPlastik movement has been initiated since 2018, with the aim to increase public awareness of the environment, especially to be wiser in using plastic.

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ENERGY [302-1; 302-2; 302-4] [TC-TL-130 a.1]

Energy use is a significant issue for TelkomGroup, because our operations depend on energy sources, especially electricity. However, we understand that energy management needs to be done so that the energy we use is more effective and efficient. Some of the efforts made by TelkomGroup to reduce the use of electrical energy in office buildings are:

1.	The use of LED lights and cooling system management in office buildings.
2.	The use of reflective glass with a thickness of 6 mm in some office buildings, thereby reducing the incoming heat.
3.	Using a lighting zoning scheme, which distinguishes the lighting area according to the needs to save energy.
4.	Implementing a schedule for operating lighting and automatic devices to save electricity consumption without disturbing the comfort and safety of building users.
5.	The use of capacitor bank to optimize electricity usage.
6.	Educate employees to save energy.
7.	Placement of warning boards and stickers in strategic locations to remind employees to save electricity and water.

In fixed network, efforts have been made to support energy reduction by:

1.

Optimization of the device room conditioning system to improve the reliability of the cooling system (AC) and electrical energy efficiency by using an inverter system that is more efficient in electricity consumption.

2.	Revitalize obsolete and inefficient devices with devices whose efficiency rate is greater than 90%.

For cellular network, the following are initiatives carried out by Telkomsel in BTS management:

.
1.	Presenting leading technology that is more energy-efficient to support operational activities.
2.	The use of Base Transceiver Station (BTS) based on clean or environmentally friendly energy.

On the other hand, the largest energy use is in the data center. Telkom through Telkomsigma reduces energy consumption from the cooling system in the data center by adjusting the temperature and humidity settings on the cooling device unit. We are targeting to keep PUE (Power Usage Effectiveness) at level average to efficient. Meanwhile, at the data center managed by Telin, efforts were made, namely:

In managing environmental aspects, Telkom implements the efforts in accordance with international standards. Implementation of the environmental management system has been assessed by British Standards Institution and obtained ISO 14001:2015 certification for Telkomsigma Data Center coverage. Meanwhile, energy management carried out by Telin-3 Data Center in Singapore has been assessed by TUV SUD and received ISO 50001:2018 and SS 564 Part-1:2013 certification.

1.	The use of Internet of Thing (IoT) concept through sensor power for non-IT electronics, such as automatic adjustment of light depending on time/hour;
2.

The use of Diesel Rotary Uninterruptible Power Supply (DRUPS) technology for backup power sources (genset). This technology replaces the use of batteries which produce a lot of chemical effects on the environment.

Electricity Consumption

Electricity Consumption	2021	2020	2019**
	kWh
Fixed Network (STO)	280,779,670	287,927,905	323,667,742
Cellular Network (BTS)	1,555,857,416	1,889,032,157	1,776,077,129
Operational (Building)*	53,447,585	71,981,976	80,916,935
Data Center	56,133,300	64,358,862	54,191,239
Data Center 3S (Sentul-Serpong-Surabaya) STS	53,789,700	62,736,741	52,821,841
Data Center in Hong Kong	810,000	251,241	90,678
Data Center in Timor Leste	1,533,600	1,370,880	1,278,720
Total Electricity Consumption	1,946,217,971	2,313,300,900	2,234,853,045

Remarks:

*	Building which managed by Telkom Property.
**	Restatement.

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Disclosure of energy consumption data in this report includes the operational energy use of buildings, fixed networks (STO), cellular networks (BTS), data centers, and operational vehicles. It is recorded that in 2021, energy consumption decreased 15.9% from 2,313,300,900 kWh in 2020 to 1,946,217,971 kWh in 2021. The decrease in electricity consumption was due to the more efficient use of energy in cellular networks (BTS), building, and data center due to the use of new and renewable energy technology.

The energy we use is not only electricity, but also fuel. Efforts to reduce fuel that we do include:

1.	In STO operation, generator capacity optimization is carried out for efficiency in consumption of diesel fuel by adjusting the generator capacity with load capacity.
2.	The use of energy-efficient and environmentally friendly technology for BTS operation.
3.	Building a Smart Energy Management System which aims to obtain saving opportunities in energy use in office buildings.
4.	Initiating the use of renewable energy in the form of PLTS (Pembangkit Listrik Tenaga Surya) or solar power plant roof for several decent buildings.

Fuel Consumption

Fuel Consumption		2021		2020		2019**
	Liter
Fixed Network (STO)		952,913		1,082,622		1,583,986
Cellular Network (BTS)	±	8,396,831	±	9,979,993	±	10,246,811
Operational Vehicle*		1,953,809		2,100,567		1,463,650
Sigma Data Center		19,954		18,215		16,642
Telin Data Center in Timor Leste		10,000		9,000		10,000
Total Fuel Consumption	±	11,333,507	±	13,190,397	±	13,321,089

Remarks:

*	Building which managed by Telkom Property.
**	Restatement.

The majority of fuel (BBM) is used for BTS, STO, data center, and vehicle operation. Fuel consumption in 2021 is recorded at 11,333,507 liters, decreased 14.1% from last year. This decrease was caused by the changing process of the provider of energy consumption needs through PT Perusahaan Listrik Negara (PLN), especially on fuel consumption of cellular network (BTS).

Total energy from electricity and fuel consumption in Gigajoule (GJ) conversion in 2021, reached 7,466,000 GJ. There was a decrease of 16% compared to the total energy used last year.

Energy Consumption

Energy Consumption	2021	2020*	2019*
	Gigajoule (GJ)
Electricity Consumption	7,006,000	8,328,000	8,045,000
Fuel Consumption	460,000	536,000	541,000
Total Energy Consumption	7,466,000	8,864,000	8,586,000

Remarks:

*	Restatement.
Source: https://tools.genless.govt.nz/businesses/wood-energy-calculators/co2-emission-calculator/

New and Renewable Energy Use [302-1; 302-4] [TC-TL-130 A.1]

Telkom understands that the use of fossil energy sources will produce more emissions than alternative or renewable energy sources. Therefore, we are gradually using new and renewable energy. Since 2016, we have started to develop ‘BTS Hijau' through Telkomsel and Mitratel. Telkomsel and Mitratel utilize alternative energy sources that are environmentally friendly in the form of Fuel Cell and Solar Cell (solar power). As many as 216 BTS Telkomsel has utilized Fuel Cell in 2021. The advantage of utilizing Fuel Cell is that this energy source can produce electrical energy with exhaust gas in the form of water vapor (zero emission). In addition, there are 615 Mitratel BTS and 232 Telkomsel BTS that utilize Solar Cell.

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EMISSION [305-1; 305-2; 305-5]

Telkom and its Subsidiaries strive to minimize adverse impacts on the environment and build resilience to climate change, for the long-term benefits for the Company as well as the environment and surrounding communities. In operational activities of communication and connectivity, the largest greenhouse gas (GHG) emission are generated from energy consumption by data center. There was an increase in the number of NeucentrIX data center in 2019 to 2020 located in Jakarta, Semarang, Banjarmasin, and Pekanbaru. Our efforts to reduce carbon emissions are carried out by reducing the consumption of electrical energy and fuel. In 2021, CO2 emissions result decreased 53,533 tonsCO2 eq or 16% from last year.

GHG Emission Produced

Description	Unit	2021	2020*	2019*
Emission from Electricity Consumption	tonCO2 eq	250,000	298,000	288,000
Emission from Fuel Consumption	tonCO2 eq	33,774	39,307	39,697
Total Emission Generated	tonCO2 eq	283,774	337,307	327,697

Remarks:

*	Restatement.
Source: https://tools.genless.govt.nz/businesses/wood-energy-calculators/co2-emission-calculator/

WATER [303-5]

In our operation, the use of water is not the main thing, but we still use water for sanitation. TelkomGroup is committed to conservation by conducting internal campaign with employees to increase awareness about water conservation. Water conservation efforts are implemented through water-saving policies in all buildings, the use of automatic faucets in most buildings, and the use of residual water from cooling devices (AC) in Telkom Building in Jakarta. Some of Telkom's buildings have been equipped with biopori and infiltration wells to control rainwater. In addition, we use gutters on the rooftop to collect rainwater which will be processed and used for water consumption at Jurong-3 Building.

Water Consumption

Water Consumption	2021	2020	2019
	m3
Water Consumption*	1,327,897	1,588,177	1,881,747
Total Energy Consumption	1,327,897	1,588,177	1,881,747

Remark:

*	The source of water consumed comes from Perusahaan Daerah Air Minum (PDAM) or Regional Drinking Water Company and data presented comes from buildings managed by Telkom Property.

WASTE MANAGEMENT [306-2]

Electronic, packaging, and paper waste are the main sources of waste generated in the value chain of our entire operation. In Telkom's operation, we have tried to reduce waste and manage it according to the needs and the existing situation. In managing waste, we work closely with external parties. Organic and non-organic solid waste that is not e-waste will be submitted to the local Government Sanitation Service. Solid electronic waste will be handed over to a third party who has a processing permit.

Regarding liquid waste, Telkom building has been equipped with Wastewater Treatment Plant (WWTP) system, so that used water will be processed through the WWTP to be reused as clean water for washing car, watering plant, and so on. Meanwhile, during the reporting period, there was no liquid waste containing hazardous and toxic materials (B3), such as used oil or other hazardous liquid that had spilled in significant quantities in our operational areas. For responsible waste management effort, throughout 2021 there were no complaint related to environmental pollution intended for TelkomGroup.

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END-OF-LIFE PRODUCT MANAGEMENT

Customer Premises Equipment (CPE) [TC-TL-440a.1]

Electronic waste (e-waste) from our operation is mostly in the form of Customer Premises Equipment (CPE) which is hardware related to the use of products and services needed and placed at the customer's place. CPE electronic components include IT hardware such as computer, peripheral, server, and router. For all IndiHome subscribers, we place hardware devices such as modem and IP-Set Top Boxes along with remote control.

Some of reasons for the withdrawal of CPE, including:

1.	Customers unsubscribe;
2.	CPE is damaged;
3.	Customer is in arrears for up to 2 consecutive months;
4.	Customer downgrades the package.

Withdrawn CPE and Its Management [301-3]

CPE Type	Unit	Treatment Method	2021	2020	2019
Router	Unit	Reused	100	100	100

So far, the management of CPE is related to the agreement contained in the CPE procurement, one of which is in collaboration with a Subsidiary, namely PT PINS Indonesia. CPE procurement cooperation is carried out in three methods, namely Fully Customer (Telkom as the operator of CPE operation and maintenance), Fully Telkom, and Telkom with Customers. The handling of CPE, which is Telkom's responsibility, is differentiated according to the conditions and uses. CPE that has exceeded its useful life but is in good condition can be used as a back up as a replacement in the event of a breakdown, replacement of the ordered equipment for accelerated site installation (Temporary) or as a backup device. For CPE whose condition is not suitable for use, it will be stored in the warehouse and waiting for management's decision for the next management step.

Reduced Printing of SIM Card and Physical Voucher

One of Telkom's efforts to reduce SIM card printing is to comply with Regulation of Minister of Communication and Information No. 12/2016 to require every cellular phone subscriber to register for each new SIM card. This policy has resulted in a decrease in the number of requests for new SIM card.

To reduce physical voucher, Telkom has implemented a policy of replacing physical voucher with electronic one. This replacement is in line with Go Digital Channel, and is expected to reduce printing, logistic/storage and distribution cost, and reduce solid waste. Voucher purchase can be accessed using digital application and public can pay using digital payment methods as well, thereby minimizing the cost of credit. Telkom also encourages the purchase of credit through Telkomsel's Own Channels such as LinkAja and MyTelkomsel to support the Go Digital Channel program.

Telkomsel has implemented a policy to use environmentally friendly SIM card raw material and optimized physical card size from 1in1, 2in1, then it becomes 3in1 or smaller. Through this policy, Telkomsel contributes to the reduction of solid waste from new SIM card starter pack and physical voucher.

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ABOUT SUSTAINABILITY REPORT

Through this Sustainability Report, Telkom presents data and information on the economic, environmental, and social sustainability performance of TelkomGroup for period from January 1 to December 31, 2021. Telkom publishes the sustainability report annually in accordance with applicable policies in Indonesia. [102-50; 102-51; 102-52]

In determining and compiling the contents of the report, Telkom refers to Regulation of the Financial Services Authority (POJK) No. 51/POJK.03/2017 or “POJK 51”. In addition to these regulations, Telkom uses the GRI Standards guidelines as a reference to identify material sustainability topics in the report. Then, in line with the characteristics of Telkom whose shares are traded on New York Stock Exchange (NYSE), this report is also prepared based on the Telecommunication Services Sustainability Accounting Standard issued by the Sustainability Accounting Standard Board (SASB). [102-54]

Telkom Sustainability Report 2021 identifies and presents topic materials regarding the impact of operations on the environment, data confidentiality, data security, product management at end of life, management of systemic risk from technological disturbances, business competition behavior, economic performance, indirect economic impacts, and occupational health and safety. There is no difference between topics presented in this report and topics selected in the previous year. [102-49]

Regarding data and information on economic performance, Consolidated Financial Statements of Telkom and its Subsidiaries are one of the main sources. On social and environmental topic, data and information taken are sourced from various relevant, significant references, and the availability of existing data. [102-45]

Telkom has involved internal stakeholders through discussions, considering input from various units, as well as consulting with competent independent experts in the field of sustainability reporting. However, Telkom has not involved stakeholders through direct discussions during the report preparation process and has not implemented stakeholder management based on the AA1000 Stakeholder Engagement Standard (SES). However, Telkom still considers significant issues and concerns from stakeholders regarding the economic, environmental, and social performance of TelkomGroup. In maintaining the quality of the contents of the report, Telkom takes several approaches in determining the topics, data, and information to be presented. Therefore, Telkom believes that the contents of this report can be relied upon in explaining the sustainability aspects of the Company quite well.

Furthermore, the process of preparing the report is carried out in accordance with GRI Standards, including in terms of determining content of Sustainability Report, namely paying attention to:

1.

Sustainability context; Telkom ensures that the topic, issue, data and information presented in the report can describe context of the company's economic, social and environmental sustainability, including the achievement of future performance and commitments.

2.

Materiality; Telkom presents sustainability topics that have been identified and become priorities in the report. The identification is carried out based on discussions with various parties and refers to regulations and standards as a reference in preparing the report.

3.

Completeness; Telkom fulfills this principle by ensuring that the data and information presented are sufficiently complete in accordance with the significance, limits and reporting period, and can explain the economic, social and environmental impacts of Telkom's business activities.

4.

Stakeholder inclusiveness; In compiling the report, Telkom has identified and reviewed relevant and significant stakeholder groups that are considered important in telecommunications industry. Telkom also reviews the responses and concerns of stakeholders through existing communication channels, such as consumer complaint line, media, gathering, or surveys.

To improve the quality of report, Telkom applies the “principles to determine the quality of report” based on GRI Standards, namely Balance, Accuracy, Timeliness, Clarity, Reliability, and Comparability.

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APPENDICES

71	Appendix 1:	Glossary
75	Appendix 2:	Abbreviation
78	Appendix 3:	Cross Reference of Financial Service Authority Regulation No.51/POJK.03/ 2017
82	Appendix 4:	GRI Content Index
85	Appendix 5:	SASB Standard

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GLOSSARY

B2B (Business-to-business) B2B is the sale of products or services provided by one business and intended for another business, not to consumers.

Backbone

The main communication network consisting of transmission and switching facilities that connect several network access nodes. The transmission network between node and switching facilities includes microwaves, submarine cables, satellites, optical fibers, and other transmission technologies.

Bandwidth The capacity of a communication link.
Broadband Signaling methods that include or handle relatively wide frequency ranges (or bands).
BTS Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunication systems.

CPE

Customer Premises Equipment is a handset, receiver, set-top box or other device used by customers of wireless, fixed or broadband telecommunications services, which are the property of certain network operators and are placed at the customer's location.

Cyberattack

A cyberattack is deliberate of the exploitation of computer systems, technology-dependent enterprises, and networks. Cyberattack use malicious code to alter computer code, logic or data, resulting in disruptive consequences that can compromise data and lead to cybercrimes, such as information and identity theft.

Dry plant ISP (In Side Plant) is a component or device in the Submarine Communication Cable System (SCCS) located in the waters / sea consisting of fiber optic cable, SLTE, DWDM, PFE, etc.
Dwiwarna Shares Shares owned by the Indonesian government.
e-Commerce Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.
e-Procurement Electronic procurement, the process of procuring goods and services carried out online.

ESG

Environmental, Social, and Governance is a set of operational standards that refer to three main criteria (environmental, social and governance) in measuring the sustainability and impact of an investment in a company.

Fiber Optic Cables that use optical fiber and laser technology where the reflected light representing data is sent through thin glass filaments.

FTTx

Fiber to the “X” is a collective term used to describe a wide selection of broadband network architectures that use fiber optics. One example of this architecture is FTTH or fiber-to-the-home, which is a fiber optic network from an Internet Service Provider (ISP) to a home or business location.

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Gbps

Gigabits per second is the average number of bits, characters, or blocks per unit of time that moves between devices in the data delivery system. Usually measured in units of bits per second or bytes per second.

GraPARI Telkomsel customer service center.
GRI Global Reporting Initiative is an organization that sets internationally accepted Sustainability Reporting standards.

GRI Standards

GRI Standards or Global Reporting Initiative Standards are the highest international standards in preparing sustainability reports that regulate the mechanism of content writing and material disclosure.

IDX The Indonesia Stock Exchange is one of the institutions in the capital market formed through a merger between the Jakarta Stock Exchange and the Surabaya Stock Exchange.
Intranet a computer network based on TCP/IP protocols such as the internet, however, the usage is restricted or closed, and only certain people or users can log on and use the intranet network.

IoT

The Internet of things (IoT) is the network of devices, vehicles, and home appliances that contain electronics, software, actuators, and connectivity which allows those things to connect, interact and exchange data.

IPO Initial Public Offering, the first sale of stock by a Company to the public.

IPTV

Internet Protocol Television, a system through which television services are delivered using the Internet Protocol suite over a packet-switched network such as the internet, instead of being delivered through traditional terrestrial, satellite signal, and cable television formats.

ISO The International Organization for Standardization (ISO) is an international standard setting body consisting of representatives from each country's national standardization bodies.

KPPU

The Business Competition Supervisory Commission or KPPU is an independent institution formed to oversee the implementation of Law No.5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Business Competition.

LED Light Emitting Diode is electronic components that can emit monochromatic light when forward voltage is applied.

M2M

Machine-to-machine is a term that refers to hardware (devices/hardware) that can connect and communicate with each other without human assistance. Examples of M2M communication would be a vending machine that sends inventory information or an ATM machine that is authorized to issue cash.

Mbps Megabits per second, a measure of speed for digital signal transmission expressed in millions of bits per second.

NFV

Network function virtualization is a way to virtualize network services, such as routers and firewalls, that are traditionally run on specific hardware devices. These services are packaged as virtual machines (VMs) on commodity hardware, allowing service providers to run their networks on servers.

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NPS

Net Promoter Score is a market research metric used by Telkom to find out the latest voice of customers, as input in improving customer experience. Thus, Telkom can ensure that the repairs are carried out correctly and customer satisfaction is well maintained.

NYSE The New York Stock Exchange (otherwise known as the NYSE) is one of the stock exchanges in the United States where Telkom shares are listed, other than on the Indonesia Stock Exchange.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, is an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

OKR An Objective and Key Results that is a framework in setting, communicating, executing and monitoring the achievement of effective and measurable targets/goals of an organization/company.
OKR Dashboard System provided by the Company to carry out the process of planning, monitoring, and evaluating OKR.
PINS PINS or PT PINS INDONESIA is a company engaged in the trading of Customer Premises Equipment (CPE) and is a subsidiary of Telkom with shares of 100%.
PKBL Partnership and Community Development Program is a type of Corporate Social Responsibility (CSR) program that only exists in State-Owned Enterprises (SOE).
PSTN Public Switched Telephone Network, a telephone network operated and maintained by us.

SASB

Sustainability Accounting Standards Board (SASB) provides sustainability accounting standards for use by publicly listed corporations in the U.S. in disclosing material sustainability issues for the benefit of investors and the public.

SCCS Submarine Communication Cable Systems are cables stretched under the sea between stations built on land to deliver telecommunication signals through submarines.

SDG

The Sustainable Development Goals (SDGs) are 17 goals with 169 measurable achievements and deadlines set by the United Nations as the world development agenda for the benefit of humans and planet earth.

SDN

Software defined networking is a software defined network, in which the control function is separated from the forwarding function which allows greater automation and programmability in the network. The control function is a regulatory function on a network device, while the forwarding function is a function of sending information packets.

SIM cards Subscriber Identity Module card is a stamp-sized smart card placed on a mobile phone that holds the key to the telecommunication service.
SKKL Submarine Communication System is a cable that runs under the sea between stations built on land to transmit telecommunications signals through the underwater world.

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SLA Service Level Agreement (SLA) which is an agreement between Telkom and customers regarding the level of service quality.
SME Small and Medium Enterprise.

SMILE

Supply Management Information for Logistic Enhancement, an online web application (smile.telkom.co.id) for logistics management that provides solutions in managing work programs/projects in detail and easily.

SMS Short Messaging Service is a form of technology that allows the exchange of messages between mobile and fixed wireless phones.

SOE

State-Owned enterprise, a Government-owned corporation, state owned company, state-owned entity, state enterprise, publicly owned corporation, Government business enterprise, or parastatal, a legal entity created by a Government to undertake commercial activities on behalf of an owner Government.

Switching

An electronic, electrical or mechanical device that opens or closes circuits, completes or stops electrical lines, or selects paths or circuits, used to direct traffic on telecommunications networks.

TIMES Telecommunication, Information, Media, Edutainment, and Service.
UKM Usaha Kecil Menengah or Small and Medium Enterprises (‘SME’)

Wet plant

OSP (Out Side Plant) are components or devices in the Marine Cable Communication System (SKKL) located in the waters/sea consisting of marine fiber optic cables, repeaters, equalizers, and branching units.

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ABBREVIATION

Keyword	Description
3T	Tertinggal, Terdepan, Terluar
AC	Air Conditioner
ACHI	AKHLAK Culture Health Index
AI	Artificial Intelligence
AKHLAK	Amanah Kompeten Harmonis Loyal Adaptif Kolaboratif
APD	Alat Pelindung Diri
ASKALSI	Asosiasi Kabel Laut Seluruh Indonesia
B2B	Business-to-Business
BAKTI	Program Badan Aksesibilitas Telekomunikasi dan Informasi
BBM	Bahan Bakar Minyak
BCMS	Business Continuity Management System
BLS	Basic Life Support
BNPB	Badan Nasional Penanggulangan Bencana
BPO	Business Process Outsourcing
BSN	Badan Standarisasi Nasional
BTS	Base Transceiver Station
BUMN	Badan Usaha Milik Negara
BUMDes	Badan Usaha Milik Desa
CBHRM	Competency Based Human Resource Management
CDC	Community Development Center
CDI	Customer Dissatisfaction Index
CID	Community Involvement Development
CIQS	Cable Implementation Quality System
CLI	Customer Loyalty Index
CO2	Carbon Dioxide
COVID-19	Corona Virus Disease 19
CPE	Customer Premises Equipment
CSI	Customer Satisfaction Index
CSR	Customer Social Responsibility
CSR-PR	Corporate Social Responsibility – Public Relation
CSV	Creating Share Value
DDoS	Distributed Denial of Service
DaPen	Dana Pensiun Telkom
DPLK	Dana Pensiun Lembaga Keuangan
DRUPS	Diesel Rotary Uninterruptible Power Supply
Edutainment	Education and Entertainment
EMSHUB	Employee Shuttle Bus
ESG	Environment, Social and Governance
FWA	Flexible Working Arrangement
Gbps	Giga byte per second
GCG	Good Corporate Governance
GJ	Gigajoule
GraPARI	Graha Pari Sraya
GRK	Gas Rumah Kaca
GSD	Graha Sarana Duta
HAM	Hak Asasi Manusia
HR	Human Resource
HSE	Health, Safety, and Environment
ICT	Information & Comunication Technology
IDN	Indonesia Digital Network
IDX	Indonesia Stock Exchange
IEC	International Electrotechnical Commission

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Keyword	Description
IHCMS	Integrated Human Capital Management System
IKK	Ibukota kabupaten kota
ILO	International Labor Organizational
IoT	Internet of Things
IPAL	Instalasi Pengelolaan Air Limbah
ISMS	Information Security Management System
ISO	International Organization for Standardization
ISP	In Side Plant
ITSMS	IT Service Management System
K3	Keselamatan dan Kesehatan Karyawan
KPK	Komisi Pemberantas Korupsi
KPPU	Komisi Pengawasan Persaingan Usaha
LED	Light Emitting Diode
LFH	Learn From Home
LTE	Long Term Evolution
Mbps	Mega bits per second
MCK	Mandi, Cuci, Kakus
MCU	Medical Check Up
MDI	Metra Digital Investama
MSME	Micro Small Medium Enterprise
MTTR	Mean Time to Repair
NPS	Net Promoter Score
NPWP	Nomor Pokok Wajib Pajak
NYSE	New York Stock Exchange
OFI	Opportunity for Improvement
OHSAS	Occupational Health and Safety Assessment Series
OJK	Otoritas Jasa Keuangan
OKR	Objective dan Key Result
OSP	Out Side Plant
PADes	Pendapatan Asli Desa
PAK	Penyakit Akibat Kerja
PD	Peraturan Direksi
PDAM	Perusahaan Daerah Air Minum
PDP	Perlindungan Data Pribadi
PJU	Penerapan Jalan Umum
PKB	Perjanjian Kerja Bersama
PKBL	Program Kemitraan Bina Lingkungan
PNBP	Penerimaan Negara Bukan Pajak
POJK	Peraturan Otoritas Jasa Keuangan
PUE	Program Pensiun Iuran Pasti
PPMP	Program Pensiun Manfaat Pasti
PR	Peraturan Perusahaan
PUE	Power Usage Effectiveness
QCDS	Quality, Cost, Delivery dan Service
QMS	Quality Management System
RUPS	Rapat Umum Pemegang Saham
SASB	Sustainability Accounting Standards Board
SDGs	Sustainable Development Goals
SDM	Sumber Daya Manusia
SEKAR	Serikat Karyawan
SEM	Structural Equation Modeling
SEPAKAT	Serikat Pekerja Telkomsel
SES	Stakeholder Engagement Standard
SKATA	Serikat Karyawan Graha Sarana Duta
SKI	Sasaran Kinerja Individu

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Keyword	Description
SKKL	Sistem Komunikasi Kabel Laut
SLA	Service Level Agreement
SLG	Service Level Guarantee
SMAP	Sistem Manajemen Anti Penyuapan
SME	Small Medium Enterprise
SMILE	Supply Management and Logictic Enchancement
SMK3	Sistem Manajemen Keselamatan dan Kesehatan Kerja
SMS	Short Messaging Service
SNI	Standar Nasional Indonesia
SOE	State Own Enterprise
SOR	Safety Observation Round
SPIN	Serikat Pekerja Infomedia Nusantara
SPMD	Serikat Pekerja Metra Digital Media
SVB	Sentra Vaksin Bersama
TCU	Telkom Corporate University
TDP	Tanda Daftar Perusahaan
TIMES	Telekomunikasi, Informasi, Media, Edutainment, dan Services
TIQA	Telkom Integrated Quality Assurance
TJSL	Tanggung Jawab Sosial dan Lingkungan
TKDN	Tingkat Kandungan Dalam Negeri
TPB	Tujuan Pembangunan Berkelanjutan
TV	Televisi
UKM	Usaha Kecil dan Menengah
UMKM	Usaha Mikro, Kecil dan Menengah
UMP	Upah Minimum Provinsi
WBS	Whistleblowing system
WFH	Work From Home
WFO	Work From Office
YAKES	Yayasan Kesehatan

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CROSS REFERENCE OF FINANCIAL SERVICE AUTHORITY REGULATION NO.51/POJK.03/2017

	CRITERIA OF FSA REGULATION NO.51			GRI	SASB	PAGE	INFORMATION
	Sustainability report loads information about:
1	Explanation of Sustainability Strategy-This Part explain about sustainability strategy of LJK, Issuer, and Public Company.			102-14	-	15-16
2	Performance Overview of Sustainability Aspects-Contents with performance comparison in the last 3 (three) years.
	a	Economic aspects, at least include:		102-7	TC-TL-000.D	8-10, 40, 43-46
		1	Quantity of production or services sold;
		2	Income or sales;
		3	Net profit or loss;
		4	Eco-friendly products;
		5	Involvement of local parties related to business process of Sustainable Finance.	204-1	-	35-36
	b	Environmental aspects, at least include:
		1	Energy use (including electricity and water);	302-1	TC-TL-130a.1	65-66
		2	Reduction of emission produced (for LJK, Issuer, and Public Company);	305-5	-	67
		3	Reduction of waste and effluent (waste that has entered environment) produced (for LJK, Issuer, and Public Company whose business processes are directly related to environment); or	306-2	-	67
		4	Conservation of biodiversity (for LJK, Issuer, and Public Company whose business processes are directly related to environment).	304-3	-	n/a	Not relevant
	c	A social aspect which is a description of the positive and negative impacts of the implementation of the Sustainable Finance for society and the environment (including people, regions, and funds).		102-29 203-2	-	57
3	A brief profile presents an overall description of the characteristic of LJK, Issuer, and Public Company, at least contain:
	a	The vision, mission and sustainability value of LJK, Issuer, and Public company;		102-16	-	7
	b	Name, address, telephone number, facsimile number, e-mail address and website of LKJ, Issuer, and Public Company, and branch office and/or representative office of LJK, Issuer, and Public Company;		102-1 102-2 102-5 102-45	-	7
	c	Business scale of LKJ, Issuer, and Public Company in brief,
		1	Total assets or asset capitalization, and total liabilities (in millions of rupiah);	102-7	-	44
		2	Number of employees divided by gender, position, age, education, and employment status;	102-8	-	46
		3	Percentage of share ownership (public and government);	102-5	-	7
		4	Operational area.	102-6 102-4	-	8
	d	A brief description of the products, services, and business activities undertaken;		102-2 102-6	-	7
	e	Membership of the association;		102-13	-	13-14
	f	Significant changes in LJK, Issuer, and Public Company, among others related to the closing or opening of branches, and ownership structure.		102-10	-	n/a	There is no significant changes

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	CRITERIA OF FSA REGULATION NO.51			GRI	SASB	PAGE	INFORMATION
4	The explanation of the Board of Director shall contain:
	a	Policy to response to challenge in meeting sustainability strategies, at least include:		102-14 102-15	-	15-16
		1	Explanation of sustainability value for LJK, Issuer, and Public Company;
		2	Company toward issues related to implementation of the Sustainable Finance;
		3	Explanation of the commitment of LJK, Issuer, and Public Company in achieving the implementation of Sustainable Finance;
		4	Achieving the performance of implementation of the Sustainable Finance;
		5	Challenge of achieving performance in implementing Sustainable Finance.
	b	Implementation of Sustainable finance, at least include:
		1	Achieving the performance of implementation of the Sustainable Finance (economic, social, and environment) compare to the target;
		2	Explanation of achievements and challenges including important events during reporting period (for LJK that are required to make a Sustainable Financial Action Plan).
	c	Target achievement strategies, at least include:
		1	Risk management for implementation of the Sustainable Finance related to economic, social, and environmental aspects;
		2	Utilization of opportunities and business prospect;
		3	Explanation of economic, social, and environmental external situation that has potential to affect sustainability of LJK, Issuer, and Public Company.
5	Sustainable governance shall contain:
	a	Description of duties for the Board of Directors and Board of Commissioners, employees, officers and/or work units responsible for the implementation of Sustainable Finance.		102-18	-	29
	b	Explanation of competence development carried out on the members of the Board of Directors, members of the Board of Commissioners, employees, officers and/or work units responsible for the implementation of Sustainable Finance.		102-27	-	n/a	Data unavailable
	c	Elucidation on the procedures of LJK, Issuer, and Public Company in identifying, measuring, monitoring, and controlling risk on the application of Sustainable Finance related to economics, social, and environmental aspects, including the role of the Board of Directors and Board of Commissioners in managing, conducting periodic reviews and reviewing effectiveness risk management process of LJK, Issuer, and Public Company.		102-11	-	29
	d	Description of stakeholders, include:		102-40 102-42	-	23-24
		1	Stakeholder involvement based on management assessment, RUPS, decision letter or other result;	102-43	-	23-24
		2	The approach used by LJK, Issuer, and Public Companies in engaging stakeholders in implementation of Sustainability Finance, including the form of dialogues, surveys, and seminars.	102-43	-	23-24
	e	Problems encountered, developments, and influence on the application of Sustainable Finance.		102-44	-	23-24

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	CRITERIA OF FSA REGULATION NO.51				GRI	SASB	PAGE	INFORMATION
6	Sustainability performance at least contain:
	a	Description of the activity of building a culture of sustainability in internal LJK, Issuer, and Public Company.			102-16	-	19
	b	Description of economics performance in the last 3 (three) years include:
		1	Comparison of target and production performance, portfolio, financing target of investment, income and profit and loss in sustainability report is prepared separately with the annual report;		201-1	-	43
		2	Comparative tagging and portfolio performance, financing targets, or investments in financial instruments or projects that are similar to implementation of Sustainability Finance.		n/a	-	n/a	Not relevant
	c	Social performance in the last 3 (three) years:
		1	Commitment of LJK, Issuer, and Public Companies to provide services for products and/or services that are equivalent to consumers.		-	-	28
		2	Employment, at least contain:				
			a	Statement of equality of employment opportunities and the presence or absence of force labor and child labor;	405-1	-	49
			b	The percentage of employee remuneration remains at the lowest level against regional minimum wages;		-	50
			c	A decent and safe working environment;	403-4	-	53
			d	Training and developing employee capabilities.	404-1 404-2	-	47-49, 51
		3	Community, at least contain:
			a	Information on activities or operational areas that produce positive and negative impact on the surrounding community including financial literacy and inclusion;	413-1	-	57-58
			b	Public complaints mechanism and number of public complaints received and acted upon;	-	-	40-42
			c	TJSL which can be linked to support for sustainable development goals include the types and achievements of community empowerment program activities.	-	-	58-63
	d	Environmental Performance for LJK, Issuer, and Public Company, at least contain:
		1	Environmental cost incurred;		-	-	-	-
		2	Description of the use of Eco-friendly materials, for example the use of recycle material types;		301-1 301-2	-	67-68
		3	A description of the use of engine, at least contain:				
			a	The amount and intensity use;	302-1	TC-TL-130 a.1	65-66
			b	Efforts and achievements in energy efficiency are carried out including the use of renewable energy sources.	302-4	TC-TL-130 a.1	66
	e	Environmental Performance for LJK’s, Issuers, and Public Companies whose business processes are directly related to the Environment at least contain:			-		-
		1	Performance as referred to in letter d.		-		-
		2	Information on activities or operational areas that produce positive and negative impact on the surrounding environment, especially effort to increase the carrying capacity of ecosystems.		-		-

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	CRITERIA OF FSA REGULATION NO.51				GRI	SASB	PAGE	INFORMATION
		3	Biodiversity, at least contain:
			a	Impact of operational areas that are near or in conservation areas or have biodiversity;	304-1	-	n/a	Not relevant
			b	Biodiversity conservation effort are carried out, including the protection of flora or fauna species.	304-3	-	n/a	Not relevant
		4	Emissions, at least contain:
			a	Amount and intensity of emission produced by type;	305-1 305-4	-	67
			b	Efforts and achievement of emission reduction are carried out.	305-5	-	67
		5	Waste and effluent, at least include:
			a	Amount of waste and effluent produced by type;	306-1	-	n/a	Not relevant
			b	Waste and effluent management mechanism;	306-2	-	67
			c	Spills that occur (if any).	306-3	-	n/a	Not relevant
		6	Amount and material of Environmental complaints received and resolved.		102-43	-	40-42
	f	Responsibility for the development of Sustainable Products and/or Services, at least contain:
		1	Innovation and development of Sustainable Financial Products and/or Services;		-	-	-	Not relevant
		2	Number and percentage of products and services that have been evaluated for security for customers;		416-1	-	n/a	Data unavailable
		3	Positive impacts and negative impacts arising from Sustainable Financial Products and/or services and the distribution process, as well as mitigation carried out to overcome negative impacts;		416-2	-	n/a	Not relevant
		4	Amount of product being recalled and the reason;		301-3	-	68
		5	Customer satisfaction survey of Sustainable Financial Products and/or Services.		102-43	-	42
7	Written verification from independent parties, if any.				102-56	-	n/a	No assurance has been done

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GRI CONTENT INDEX

Telkom reports information for period of January 1 to December 31, 2021 referring to 2020 GRI Standards.

DISCLOSURE
GRI Standard	No. Index	Title	Page	Omission
GENERAL DISCLOSURE [102-55]
GRI 101 : Foundation 2016
GRI 102: General Disclosure 2016	Organization Profile
	102-1	Organization name	7
	102-2	Activities, brands, products, and services	7
	102-3	Head office location	86
	102-4	Operation location	8
	102-5	Ownership and legal form	7
	102-6	Marked served	8
	102-7	Organizational scale	8-10, 36, 40, 44, 45
	102-8	Information of employees and other workers	8, 10
	102-9	Supply chain	34-36
	102-10	Significant changes in the organization and its supply chain	n/a	No significant changes
	102-11	Approach or prevention principle	29
	102-12	External initiative	11-12
	102-13	Organization membership	13-14
	Strategy
	102-14	Statement from the senior decision maker	15-16
	102-15	Key impacts, risks, and opportunities	15-16
	Ethics and Integrity
	102-16	Values, principles, standards, and behavioral norms	7
	Governance
	102-18	Governance structure	29
	Stakeholder Engagement
	102-40	Subsidiaries entities entered into financial statements	23-24
	102-41	Collective bargaining agreement	46
	102-42	Identifying and selecting stakeholders	23-24
	102-43	Approaches to stakeholder engagement	23-24, 40-42
	102-44	Key topics and issues raised	23-24
	Reporting Practices
	102-45	Entities included in the consolidated financial statements	69
	102-46	Setting report content and boundary topics	25-26
	102-47	List of material topics	25
	102-48	Restatement of information	n/a	Not relevant
	102-49	Disclosure in reporting	69
	102-50	Reporting period	69
	102-51	Date of latest report	69
	102-52	Report cycle	69
	102-53	Contact point for questions about reports	86
	102-54	Claim that reports in accordance with GRI standards	69
	102-55	GRI content index	82-84
	102-56	Assurance by external parties	n/a	Not relevant
DISCLOSURE SPESIFIC TOPICS
Material Topic: Performance Growth
GRI 103:	103-1	Explanation of material topics and limits	20-22
	103-2	Management approach and its components	20-22
	103-3	Evaluation of management approach	20-22

Table of Content

DISCLOSURE
GRI Standard	No. Index	Title	Page	Omission
Management Approach 2016
GRI 201: Economics Performance 2016	201-1	Distribution of economics gains	43-44
	201-2	Financial implications and other risks and opportunities due to climate change	37-38
	201-3	Liabilities of the defined benefit pension plan and other pension program	52
GRI 203: Indirect Economic Impact 2016	203-1	Infrastructure investment and services supported	37, 57
	203-2	Significant indirect economic impact	57
Material Topic: Supply-chain Management
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	34-35
	103-2	Management approach and its components	34-35
	103-3	Evaluation of management approach	34-35
GRI 204: Procurement Practices 2016	204-1	Proportion of spending on local suppliers	35, 36
Material Topic: Anti-corruption
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	30
	103-2	Management approach and its components	30
	103-3	Evaluation of management approach	30
GRI 205: Anti-corruption 2016	205-1	Operations assessed for risks related to corruption	30
	205-2	Communication and training about anti-corruption policies and procedures	30
Material Topic: Occupational Health and Safety
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	52	
	103-2	Management approach and its components	52	
	103-3	Evaluation of management approach	52	
GRI 403: Occupational Health and Safety 2018	403-1	Occupational health and safety management system	52
	403-2	Hazard identification, risk assessment, and incident investigation	52-53
	403-3	Occupational health services	53
	403-4	Worker participation, consultation, and communication on occupational health and safety	53
	403-5	Worker raining on occupational health and safety	53
	403-6	Promotion of worker health	53
	403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	54
	403-8	Workers covered by an occupational health and safety management system	52
	403-9	Work-related injuries	54
	403-10	Work-related ill health	54
Material Topic: Protection and Customer Data Privacy
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	32, 34
	103-2	Management approach and its components	32, 34
	103-3	Evaluation of management approach	32, 34
GRI 418: Consumer Privacy 2016	418-1	Substantiated complaints concerning breach of customer privacy and losses of customer data	33-34
Material Topic: Product Quality and Service
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	40
	103-2	Management approach and its components	40
	103-3	Evaluation of management approach	40

Table of Content

DISCLOSURE
GRI Standard	No. Index	Title	Page	Omission
Material Topic: Innovation and Digitization
GRI 103: Management Approach 2016	103-1	Explanation of material topics and limits	40-43
	103-2	Management approach and its components	40-43
	103-3	Evaluation of management approach	40-43
Other Indicator Disclosure
GRI 413: Local Community 2016	413-1	Local community engagement and development programs	58

GRI 206: Anti Competitive Behavior 2016	206-1	Legal action for healthy anti-competitive practices, anti-trust and monopoly	32

GRI 301: Material 2016	301-3	Reclaimed products and their packaging materials	68

GRI 302: Energy 2016	302-1	Energy consumption within the organization	65-66
	302-2	Energy consumption outside of the organization	65-66
	302-4	Reduction of energy consumption	65-66

GRI 303: Water and Effluents 2018	303-5	Water consumption	67

GRI 305: Emission 2016	305-1	Direct (scope 1) GHG emissions	67
	305-2	Direct (scope 2) GHG emissions	67
	305-5	Reduction of GHG emissions	67

GRI 306: Waste 2020	306-2	Management of significant waste-related impacts	67

GRI 401: Employment 2016	401-1	New employee hires and employee turnover	46-47
	401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	47-48
	401-3	Parental leave	50

GRI 404: Training and education 2016	404-1	Average hours of employee training	47-48
	404-2	Programs for upgrading employee skills and transition assistance programs	47-48
	404-3	Percentage of employees receiving regular performance and career development reviews	47-48

GRI 405: Diversity And Equal Opportunity 2016	405-1	Diversity of employees	49

Table of Content

SASB STANDARD

Telecommunication Industry

TOPIC	ACCOUNTING METRIC	CATEGORY	UNIT OF MEASURE	CODE	PAGE
Activity Metric	Number of wireless subscribers	Quantitative	Number	TC-TL-000.A	40
	Number of wireline subscribers		Number	TC-TL-000.B	40
	Number of broadband subscribers		Number	TC-TL-000.C	40
	Network traffic		Petabytes	TC-TL-000.D	n/a
Environmental Footprint of Operations	Total energy consumed, percentage grid electricity, percentage renewable energy	Quantitative	Gigajoules, Percentage (%)	TC-TL-130a.1	65-66
Data Privacy	Description of policies and practices relating to behavioral advertising and customer privacy	Discussion & Analysis	n/a	TC-TL-220a.1	32-33
	Number of customers whose information is used for secondary purposes	Quantitative	Number	TC-TL-220a.2	33
	Total amount of monetary losses as a result of legal proceedings associated with customer privacy	Quantitative	Reporting Currency (IDR)	TC-TL-220a.3	33-34
	Number of law enforcement requests for customer information, number of customers whose information was requested, percentage resulting in disclosure	Quantitative	Number, Percentage (%)	TC-TL-220a.4	33
Data Security	Number of data breaches, percentage involving personally identifiable information (PII), and number of customers affected	Quantitative	Number, Percentage (%)	TC-TL-230a.1	47
	Description of approach to identifying and addressing data security risk, including third-party cybersecurity standards	Discussion & Analysis	n/a	TC-TL-230a.2	39
Product end-of-Life Management	Materials recovered through take back programs, percentage of recovered materials that are (a) reused, (b) recycled, and (c) landfilled	Quantitative	Weight (tons), % by weight	TC-TL-440a.1	68
Managing Systemic Risks from Technology Disruption	System average interruption frequency and customer average interruption duration	Quantitative	Disruptions per customer, hours per customer	TC-TL-550a.1	37-38
	Discussion of systems to provide unimpeded service during service interruptions	Discussion & Analysis	n/a	TC-TL-550a.2	37-38
Competitive Behaviour & Open Internet	Total amount of monetary losses as a result of legal proceedings associated with anti-competitive behavior regulations	Quantitative	Reporting Currency (IDR)	TC-TL-520a.1	32
	Average actual sustained download speed of owned and commercially-associated content and non-associated content	Quantitative	Megabits per second (Mbps)	TC-TL-520a.2	n/a

Table of Content

FEEDBACK FORM

FEEDBACK FORM OF PT TELKOM INDONESIA (PERSERO) TBK 2021 SUSTAINABILITY REPORT

Thank you for reading our 2021 Sustainability Report. To improve the quality of future Sustainability Report, we want to provide you with feedback by completing the following form:

Questions

1.	In your opinion, this Sustainability Report has provide information on various activities implemented by PT Telkom Indonesia (Persero) Tbk.

SA	A	M	D	SD
2.
3.	In your opinion, the material in this Sustainability Report includes data and information are easily understood.
SA	A	M	D	SD
4.	In your opinion, the material in this Sustainability Report includes data and information are sufficiently complete.
SA	A	M	D	SD
5.	In your opinion, the material in this Sustainability Report includes data and information are accountale and can be valid.
SA	A	M	D	SD

Notes:

SA: Strongly Agree A: Agree M:Moderate D:Disagree SD:Strongly Disagree

6.	In your opinion, what information do you feel was useful in this Sustainability Report?

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7.	In your opinion, what information do you feel was not useful in this Sustainability Report?

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8.	In your opinion, this information in this Sustainability Report is well presented, design, and layout, whit suitable photographs?

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9.	In your opinion, what information was missing or incomplete and should be included in future Sustainability Report?

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Please send back this form to:

Investor Relations

Telkom Landmark Tower 39th Floor [102-3]

Jl. Jend. Gatot Subroto Kav. 52

Jakarta, 12710, Indonesia

Tel: (62-21) 521 5109

Fax: (62-21) 522 0500

e-mail: investor@telkom.co.id

website: www.telkom.co.id